
04025648


RadioShack
RadioShack



Driving value

RadioShack Corporation

2003 Annual Report

is truly unique among consumer electronics retailers. With nearly 7,000 locations nationwide, a team of knowledgeable and relied-upon store associates, and a re-energized focus on innovation, RadioShack is perfectly positioned to pursue its strategy:

To dominate

cost-effective solutions

to meet everyone's

routine electronics needs

and families'

distinct electronics wants.

Statements made in this annual report, which are forward-looking statements, involve risks and uncertainties about the financial condition and prospects of RadioShack Corporation. For more information, please see page 18, *Factors That May Affect Future Results.*


i/o MAGIC
SanDisk
128

RadioShack excels at demystifying innovative technology and creating one-stop shopping convenience with products like distinctly-designed digital cameras, routine accessories, image libraries and digital picture frames.


RadioShack

You've got questions. We've got answers.®


TFT LCD DISPLAY
CyberHome
PORTABLE DVD PLAYER SYSTEM

Dear fellow Shareholders:

The main reason why we delivered on our financial promises in 2003 is that we stayed true to our strategy.

In my letter to you last year, I described several merchandising and operational initiatives, including improved supply chain and store processes, that we believed would help deliver 2003 earnings per share (EPS) growth of 13-15%. I am pleased to be able to report to you that not only did we meet those goals in 2003 – we exceeded them.

Our sales grew 2%, in line with our expectations. Our gross margin increased by 91 basis points — ahead of our expectations — due primarily to strong results from our supply chain initiative. Our selling, general and administrative expenses rose just 1%, also exceeding our expectations, as a result of many company-wide initiatives to reduce costs and exiting several businesses that did not deliver shareholder value. Overall, in 2003 we delivered EPS growth of 22%, which in turn helped drive a 64% increase in the value of RadioShack stock. Coupled with a 14% dividend increase in 2003, your stock saw a total return in 2003 of 65%.

In addition to our outstanding stock performance in 2003, we delivered $422 million of free cash flow*, well ahead of the $375 million of free cash flow in 2002, which was also an excellent year. As a result of our strong operating and free cash flow performance, our cash position at year end was up 42% to $635 million.

***Reconciliation of Net Cash Provided by Operating Activities (a GAAP Financial Measure) to Free Cash Flow (a Non-GAAP Financial Measure)**

	Year Ended December 31,		Increase
	2003	2002	2003 vs 2002
Net cash provided by operating activities	**$651.9**	$521.6	$130.3
Less:			
Additions to property, plant and equipment	**189.6**	106.8	82.8
Dividends paid	**40.8**	39.8	1.0
Free cash flow	**$421.5**	$375.0	$46.5

Staying On Strategy

I am convinced that the main, over-arching reason why we delivered on our financial promises in 2003 (and what we believe will make us successful in the future) is that we stayed true to our strategy "to dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants."

In 2003, we did make significant moves to fulfill the "cost-effective solutions" element of our strategy.

This is the long-term direction of our organization, and we know we have a long way to go until we *literally* fulfill our strategy. While we didn't expect to dominate any consumer electronics categories by year's end, our merchandising, marketing and store operations decisions were all reasonably well-aligned with this strategy statement.

We put more time and financial resources into driving the categories for which customers give us credit... which are most profitable... which we want to be famous for... and in which we are highly competent.

We clearly met customers' routine needs for wireless communications, for example, and posted 14% annual sales growth in this department. Our most successful results tend to come from categories that are small cube, can be accessorized, require answers, and are convenience-driven. The wireless business certainly plays to those characteristics. Our wireless business succeeded because customers embraced our formidable product offerings and store associates executed well. Our merchants have also become highly skilled at securing, pricing and distributing these products. In 2004, we think wireless will have another good year due in part to a new product cycle and more accessory bundles.


$1.4
$1.6
2002
2003

RadioShack Wireless Department Sales *(in billions)*

We also drove good sales and gross profit results from categories such as digital imaging, power, wellness, and the connected home. Like wireless, these categories play to RadioShack's strengths in that they are all small cube and accessory-ready, driven by convenience and require answers. Ongoing commitment to these categories will further our strategy and give RadioShack its best opportunities for long-term financial success.


+2%
2002
2003
(4%)
RadioShack Sales Growth

In 2003, we did make significant moves to fulfill the "cost-effective solutions" element of our strategy. We exited certain manufacturing operations which were not core to our strategy and were providing insufficient returns. We consolidated, closed, or sold six different businesses, including our installation, signs, fixtures, and wire and cable units. The favorable cost impact from these moves should be felt for most of 2004. In addition, we realized payroll savings of approximately $12 million from labor scheduling, simply through more meticulous focus on and accountability for productivity results.

Our supply chain management initiatives were perhaps the most significant set of activities responsible for delivering results and keeping us on strategy in 2003.

Supply chain management lowered costs and optimized inventory, primarily by securing better terms from vendors and tying our organization's focus and compensation to more appropriate merchandising metrics.


RadioShack
ALKALINE BATTERY

Packaging alkaline batteries within a novelty coin bank turned a routine need into a cool, collectible gift item—and a hot holiday sellout worth repeating.

RadioShack clearly developed a more efficient supply chain in 2003. RadioShack now gets products into its stores more efficiently and at lower prices than ever before. The company can react better to meet customer demand, too. RadioShack has created a streamlined supply chain which is better serving our customers and shareholders alike.

Opportunities to Drive Shareholder Value

While it did help us to drive better earnings, our focus on process improvement during 2003 was not without missteps and mistakes. During our highest volume time of year (fourth quarter), we did not have enough traffic-driving, low-priced promotional offers. In addition, we did not buy aggressively enough on many hot, fast-moving products.

Now that we are sourcing product more effectively, we can maintain our margins in 2004 as we pick our spots to be more competitive on price. We are now in a better position to select traffic-driving product that can be more promotional, and we expect to drive accessory add-on opportunities, too. We also think we can further optimize the balance between sales, earnings, and use of working capital by taking calculated risks to be deeper in more product categories and by changing our advertising mix to more effectively reach our target audiences.

Our new store prototype is another opportunity to drive value in 2004. We ended 2003 with 232 prototype stores. These stores have superior sight lines with more contemporary colors and signs. There is also an attractive point of sale in the middle of the store that brings product out from behind glass counters and instead displays them within easy reach of our customers. Checkout is convenient and customers are drawn further into the store. Research suggests that customers find the new format neater and are more willing to return to it versus the older format. Customers even perceive a greater selection and value in the new format, despite the reality that the products and prices are no different from any other store.



All new stores will now be based on our contemporary, new format design.

While these *soft* improvements have yet to translate into a consistently satisfactory financial performance, the financial results do suggest it is worthwhile to launch more new format stores at a rate consistent with our normal commitment to store capital expenditures. In 2004, we anticipate the rollout of at least another 300 new format stores. And having consolidated our fixtures unit, we may see incremental financial improvement by outsourcing production of the new format fixtures.

In 2004, we anticipate a significant opportunity to drive sales productivity. Having terminated our exclusive agreement with RCA, vast options are now opened up to drive sales from the space formerly dedicated solely to RCA products. This year for each store, we expect to do nearly equal sales of home entertainment products in about 14 linear feet of space versus the 22 linear feet of space dedicated to home entertainment in 2003. This will be possible by carrying new products with superior brands in the smaller space. The remaining eight feet will be used to drive one or more of our 2004 priority merchandising categories which include power, gifts and toys, and wellness, among others.



Innovation comes in all shapes and forms, including a cordless soldering iron with a unique tip that's cool to the touch in less than a second after being hot enough to melt metal alloys.

Our new product development, or technology innovation phase of our growth, will begin to make modest contributions to sales and earnings growth this year. Our plan is for benefits to become material in late 2005 or beyond. The focus for now is to be actively engaged with entities worldwide at the cutting edge of technology development to source and sell new products in our core areas of strength, such as power and communications.


65%
29%
S&P 500
RSH

2003 Total Shareholder Return


48.9%
49.8%
2002
2003
RadioShack Gross Margin Rate

By selling new products early in their technology product life cycles, RadioShack intends, as it has done in its past, to "make markets" by accelerating adoption rates for distinct and innovative consumer electronics products and services. In return for accelerating the adoption rate of new technology through multiple distribution channels, we intend to secure licensing opportunities, exclusivity, residuals, or other forms of benefit which support our strategy and drive financial results. Receiving these benefits in exchange for accelerating adoption rates should allow RadioShack to greatly minimize its capital investment in new product ideas.

We believe technology innovation is a promising and necessary component for RadioShack's long-term growth.

If a product or service is new and innovative, it stands to reason that it needs explaining. Customers won't know what it is and that plays into RadioShack's strength of providing answers. Aligning ourselves with the world's best developers of high tech consumer products allows us to distinguish ourselves in the marketplace and positions us to have a sustainable competitive advantage.

The Outlook

By staying true to our strategy again in 2004, RadioShack anticipates driving further value for you, our shareholders. We expect 2004 EPS growth to be 13% to 15%. This growth is based on:

> Sales growth of 3% to 4%;

> Gross margin improvement of 50 to 70 basis points;

> SG&A expense growth of 1 ½% to 2 ½%; and

> Share buybacks of $200 million to $250 million.

Wireless communications department sales are expected to grow about 5% to 8%. This implies a modest growth rate of about 1% for the other 65% of the business. Within that roughly two-thirds of the business, we expect to sell products of higher profitability faster than low-profit products, thereby improving our merchandise mix.

Gross margin improvement is again expected to also be driven by supply chain initiatives. In 2003, we delivered approximately $40 million in operating profit from supply chain initiatives. This year we intend to deliver at least $25 million from continued end-of-life product management, information technology drivers, and several other activities.



Value priced for family use, Hewlett-Packard's all-in-one color printer, flatbed scanner and copier replaces three old units and makes home projects fun and easy.

SG&A expense control will be driven in large part by new labor scheduling technology, rent management initiatives, and insurance control measures. All of these SG&A drivers made important financial impacts in 2003 and we will likely build upon that momentum in 2004.

Though not a "glamorous" financial model with lots of top-line growth, the 2004 earnings model should resemble that of 2003. We intend to deliver double-digit operating and net income growth. Along the way, in 2004, we will plant seeds for long-term sales growth, as I described earlier, in the form of technology innovation initiatives.

I thank you for your support of, and continuing interest in, RadioShack. I am committed to driving shareholder value for you in the future. I look forward to another good year in 2004 and an even brighter future beyond.

Sincerely,



LEONARD H. ROBERTS
Chairman and Chief Executive Officer

RadioShack Executive Corporate Officers *From left to right:* **DAVID EDMONDSON**, *President and Chief Operating Officer;* **LEONARD ROBERTS**, *Chairman and Chief Executive Officer;* **MICHAEL NEWMAN**, *Senior Vice President and Chief Financial Officer*


SIRIUS

RadioShack will offer commercial-free Sirius satellite radio service through a variety of Plug & Play components, and thanks to a three-way alliance, through DISH Network's satellite TV programming as well.

Driving value: Innovative Products and Services

As innovative new products become a major focus, RadioShack continues to drive results in key areas.

Wireless communications remains one of RadioShack's greatest strengths.

The prospect for continued success in this area is good, thanks to new features and services like Local Number Portability, which allows customers to switch to new phones and service providers while retaining their current phone numbers. Our trusted, knowledgeable store teams make this known as they present phones with new designs, fashions and services.

Conventional phone technology is preparing for a dramatic shift in service. With Voice over Internet Protocol (VoIP) already available, customers will have the option of using their broadband Internet connection as their primary telephone service. RadioShack is working to provide compelling product and service offerings that allow customers to consolidate their phone service with their Internet service, in most cases at substantial savings—and with no charges for long distance calls. Feature-rich phones will even allow the user to utilize email and other services right from their phone.

Our LifeWise line of wellness products began with an exceptionally well-designed, high-value line of ionic air purifiers. Today, the LifeWise brand has been extended to digital fever thermometers, heart rate monitors, personal massagers and more. Last year also saw the debut of XMODS Custom RC, a high-performance line of radio-controlled (RC) cars that complement our breakthrough ZipZaps line of micro RC cars.

The digital imaging category is another innovative line that allows us to provide customers with complete solutions. From digital cameras to added storage and media readers, to photo printers and replacement ink cartridges and paper, RadioShack is becoming the neighborhood store of choice for digital camera supplies.

RadioShack currently offers products like MP3 players and digital music downloads from Napster to continually attract customers of all ages and interests. With broadband partners like Digitera and SBC, and innovative alliances with Sirius digital satellite radio, RadioShack is strengthening its appeal as an innovative solutions store, conveniently located in every neighborhood in America.



Wonderful *new features*, like the ability to *take a photo* and *send it by email* over the Internet, are why people are *trading in their wireless phones* on a more *frequent basis.*


iGo

Our partnership with Mobility Electronics will lead to more innovations like Juice™, the breakthrough adapter that automatically senses power needs and uses Smart Tips to work with virtually any portable device.

Driving value:
Process Improvement

RadioShack's intense focus on process improvement, specifically in the area of supply chain management, paid off in 2003 and promises to drive more value into our business going forward.

In inventory management, we were able to reduce our weeks of supply by 25%, exceeding our target.

With fewer slow-selling products on our shelves, we're able to devote more space to our fast-moving items. Moving products to our stores has also become more efficient. Relocating items among our regional distribution centers and revising our delivery schedules, for example, generated faster and more efficient deliveries to our 7,000 company and dealer stores nationwide. The goal is to have the right product, at the right price, in the right store at the right time.

Our field organization delivered $12 million in productivity improvements through smarter labor scheduling. Considering that a dollar's worth of productivity is the rough equivalent of $10 in sales, increased productivity produces powerful results to the bottom line.

In the area of products, we have now streamlined our product development process by nearly 50%. We've improved gross margins through better vendor management, along with a more open relationship with our vendors. And we held the first of our Worldwide Innovation Conferences last year specifically to inform leaders in research and development, manufacturing, product design and high technology about how our Solutions Strategy presents tremendous business opportunities to forward-looking companies and institutions.

We've moved fast to enter lucrative agreements with several conference attendees, including Mobility Electronics, Inc., E.N.T. Exceptional New Technologies Ltd., GlobeSecNine and Motorola, Inc. We will continue to work to identify partners with innovative ideas, technologies and products that we can bring to market to meet the needs and wants of our customers.

We look at it as yet another process... open to continuous improvement.


your health, comfort
and peace of mind.
HELP CLEAR THE AIR
SAVE!
20% OFF 2
30% OFF 3
LifeWise
RadioShack

Our *advertising production process* has been streamlined to better ensure that products like *our exclusive LifeWise™ wellness line* are available during *peak promotional periods.*


RadioShack
RadioShack
RadioShack

Illuminations™ is RadioShack's brand of high-speed USB cables that light up ordinary computer connections with a touch of color that glows... just for the fun of it.

Driving value: Marketing and Advertising

National media buys, sponsorships and celebrities are all utilized to drive our brand image—and sales. By strengthening our trade area marketing, and using highly targeted media and promotions, we'll appeal directly to key customer segments living in trade areas around our best stores.

RadioShack is one of the most well-known brands in America, and our advertising is designed to maintain that status.

Our research has identified three major customer segments as prime customers. All are families, with unique lifestyles and needs that RadioShack can address. Active suburban families often have teenagers in the family and are attracted by convenient shopping and innovative products. Urban dwelling families often have pre-teen kids and are attracted to the latest trends and fashion. Small-town rural residents value their time at home and enjoy products that bring the family together.

Our advertising is targeted to specific markets comprised of these three customer segments, as well as to markets that have a mix of these segments. We'll reach all of our customer segments through sports sponsorships with the NBA and NASCAR. And we'll feature more national and local advertising and in-store signage produced in Spanish. Our Major League Soccer sponsorship, for example, will help us reach young males, as well as the Hispanic community.

We've also optimized our organization by elevating marketing to a chief leadership position. This move brings a strategic focus and discipline to our product and service platforms, strategic pricing, channel strategy, consumer marketing and product research.

Our marketing operations provide us with a scientific approach to our business and a long-term planning component to drive sales and profit.

The power of our marketing and advertising becomes even more important as we focus on trade areas and key customer segments using differentiated store configurations—stores offering different inventory for different customers. We are intent on better serving our customers with the products and services that they find relevant—from everyone's routine electronics needs, to families' distinct electronics wants.



Innovative products like *our exclusive PointSource home theater system* **and the** *RadioShack Kameleon touch-screen remote control* **make high-tech entertainment** *more convenient and enjoyable.*


15 MINUTE CHARGER

RadioShack's I-C3® charger uses revolutionary technology to recharge batteries in just 15 minutes. Plus, each battery lasts up to four times longer than alkalines used in digital cameras.

Driving value: Corporate Responsibility

Last year, RadioShack launched StreetSentz℠, a community program designed to provide tools and education to families about ways to keep children safer from abduction, violence and abuse.

Through an alliance with the National Center for Missing & Exploited Children, we are committed to positively impacting families in communities throughout America.

RadioShack stores provided nearly one million free Child ID kits in just a matter of months. The kits provide a place for parents to record personal, physical and medical information about their children, which they take home for safekeeping.

RadioShack has since become the largest single-source distributor of ADAM fax posters in the country. RadioShack prominently displays posters of missing children in specific, localized areas in order to increase the chances of a safe recovery.

RadioShack also launched its Neighborhood Answers Grants program in 2003. These grants are available to non-profit organizations that offer solutions to help prevent family violence/abuse and/or child abduction. The grants are designed to fund programs and services that directly benefit a RadioShack community.

RadioShack's corporate responsibility extends far beyond our community relations programs. In corporate governance, RadioShack has demonstrated best practices for many years. Our Board of Directors is entirely composed of independent directors (other than our CEO), which is well in excess of the majority required under New York Stock Exchange requirements. In fact, independent directors have made up at least two-thirds of our board for many years, well before the current NYSE requirements were implemented.

Five members of our Audit and Compliance Committee are considered "audit committee financial experts," which is significantly in excess of the one member required by the SEC.

And based on an independent 2003 study from the Institutional Shareholder Services, RadioShack's corporate governance quotients outperformed 81.8% of the companies in the S&P 500 Index and 96.7% of the companies in the retailing group.

These lofty standards of governance, along with our commitment to our communities, are a vital part of our identity, and define who we are and what we do today... and tomorrow.


streetse
Common Sentz Tips For Saf
DALLAS POLICE
DEPARTMENT

Hundreds of *RadioShack stores* have joined with *local communities* and *law officers* to hold *Child ID Days* and help families *learn how to stay safe.*

RadioShack at a Glance

RadioShack is the nation's most trusted consumer electronics specialty retailer of wireless communications, electronic parts, batteries and accessories as well as other digital technology products and services. With an unprecedented retail distribution system, it is estimated that 94 percent of all Americans live or work within five minutes of a RadioShack store or dealer.

Channel Preeminence

RadioShack's geographic distribution channel is one of our core strengths, unmatched by any other electronics retailer and only a few chains in any category.

DOMINANT MARKETING AREAS	STORES AND DEALERS
1. New York	379
2. Los Angeles	310
3. Chicago	179
4. Philadelphia	170
5. Dallas-Ft. Worth	154
6. Washington, DC	141
7. San Francisco, Oakland, San Jose	134
8. Boston	133
9. Houston	126
10. Atlanta	116
11. Denver	105
12. Seattle, Tacoma	101
13. Cleveland	96
14. Minneapolis, St. Paul	96
15. Phoenix	96
16. Detroit	82
17. Tampa, St. Petersburg	82
18. Miami, Ft. Lauderdale	81
19. Pittsburgh	78
20. Sacramento, Stockton, Modesto	78
21. St. Louis	72
22. Orlando, Daytona Beach, Melbourne	68
23. Portland	66
24. Columbus	61
25. Indianapolis	61
26. Salt Lake City	60
27. Hartford & New Haven	59
28. Nashville	53
29. Raleigh, Durham	53
30. San Antonio	53
31. Charlotte	52
32. San Diego	52
33. Albuquerque, Santa Fe	51
34. Baltimore	51
35. Greenville, Spartanburg, Asheville	51
36. Kansas City	51
37. Cincinnati	50
38. Norfolk, Portsmouth, Newport News	50
39. Buffalo	46
40. Grand Rapids, Kalamazoo, Battle Creek	45
Total:	3,842


West
Midwest
Northeast
Southwest
149
39
92
41
25
57
53
683
124
126
53
16
29
47
125
128
109
220
266
159
276
153
102
50
198
387
312
43
16
45
131
82
23
182
116
20
82
92
81
545
109
77
110
202
96
131
193
368

Store Locations
not illustrated:

Alaska	26
Guam	1
Hawaii	24
Puerto Rico	45
Virgin Islands	3

Based on 2003 Sales

Dealer & Other **6%**

Company Stores **94%**



RadioShack Corporation

Company-Owned Stores: **5,099**

Dealer/franchise Stores: **1,893**

Other: *Service & Support*
32 centers

Manufacturing
4 facilities in U.S.A., 1 in China

International Procurement
Offices in the U.S.A. and Far East

Chief Leadership Team

LEONARD ROBERTS
Chairman and Chief Executive Officer

DAVID EDMONDSON
President and Chief Operating Officer

STU ASIMUS
Senior Vice President and Chief Merchandising Officer

DON CARROLL
Senior Vice President and Chief Marketing Officer

EDMOND CHAN
Senior Vice President and Chief Product Sourcing Optimization Officer

EVELYN FOLLIT
Senior Vice President, Chief Organizational Enabling Services Officer and Chief Information Officer

MARK HILL
Senior Vice President and Chief Administrative Officer, Secretary and General Counsel

MICHAEL KOWAL
Senior Vice President and Chief Supply Chain Officer

JIM MCDONALD
Senior Vice President and Chief Brand Officer

LAURA MOORE
Senior Vice President and Chief Communications Officer

MICHAEL NEWMAN
Senior Vice President and Chief Financial Officer

LOU PROVOST
Senior Vice President and Chief Channel Operations Officer

2003 Financial Review

contents

RadioShack is primarily a retailer of consumer electronics and services. We seek to differentiate ourselves from our various competitors by focusing on dominating cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants. This strategy allows us to take advantage of the unique opportunities provided by our extensive retail presence, specially-trained sales staff and relationships with reputable vendors. We believe this strategy provides us with the opportunity to increase our market share in the highly competitive consumer electronics area. In addition, we continue to focus on methods to reduce the costs of goods sold and selling, general and administrative expense. Furthermore, we believe that, by focusing on opportunities such as innovative products, new markets, licensing opportunities and creative distribution channels, we can ultimately generate increased financial returns for our shareholders over the long term.

This section of our Annual Report discusses certain factors that may affect our future results (including economic and industry-wide factors), our critical accounting policies and estimates, the results of our operations, our liquidity and financial condition, and our risk management practices.

Factors That May Affect Future Results

Matters discussed in MD&A and in other parts of this document include forward-looking statements within the meaning of the federal securities laws. These matters include statements concerning management's plans and objectives relating to our operations or economic performance and related assumptions. We specifically disclaim any duty to update any of the information set forth in this document, including any forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees, and our actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause our actual results of operations or financial condition to differ include, but are not necessarily limited to, the following factors.

GENERAL BUSINESS FACTORS

- Changes in the national or regional U.S. economic conditions, including, but not limited to, recessionary or inflationary trends, level of the equity markets, consumer credit availability, interest rates, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence;
- changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution, such as e-commerce, telephone shopping services and mail order;
- the inability to attract, retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable workforce to manage and support our service-driven operating strategies;
- any potential tariffs imposed on products that we import from China, as well as the potential strengthening of China's currency against the U.S. dollar;
- continuing terrorist activities in the U.S., as well as the international war on terrorism;
- the disruption of international, national or regional transportation systems;
- the lack of availability or access to sources of inventory;
- changes in the financial markets that would reduce or eliminate access to longer term capital or short-term credit availability;
- the imposition of new restrictions or regulations regarding the products and/or services we sell or changes in tax rules and regulations applicable to us;
- the occurrence of severe weather events or natural disasters, which could significantly damage or destroy outlets or prohibit consumers from traveling to our retail locations, especially during the peak winter holiday season;
- increases in ocean freight rates; and
- the inability to timely manufacture or receive Asian shipments due to the potential emergence of a disease, including SARS.

RADIOSHACK SPECIFIC FACTORS

- The inability to successfully execute our strategy to dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants;
- the failure to differentiate ourselves as an electronics specialty retailer in the U.S. marketplace;
- the inability to create, maintain or renew profitable contracts or execute business plans with providers of third-party branded products and with service providers relating to cellular and PCS telephones;
- the presence or absence of new services or products and product features in the merchandise categories we sell and unexpected changes in our actual merchandise sales mix;
- the inability to collect the level of anticipated residual income, subscriber acquisition fees and rebates for products and third-party services offered by us;

- > the existence of contingent lease obligations related to our discontinued retail operations arising from an assignee's or a sub-lessee's failure to fulfill its lease commitments, or from our inability to identify suitable sub-lessees for vacant facilities;
- > the inability to successfully identify and analyze emerging growth opportunities in the areas of strategic business alliances, licensing opportunities, new markets, alternative sales channels, and innovative products;
- > the inability to successfully identify and enter into relationships with developers of new technologies or the failure of these new technologies to be adopted by the market; and
- > any reductions or changes in the growth rate of the wireless industry and changes in the wireless communications industry dynamics, including both consolidation and the effects of number portability.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates that affect the reported values of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. The use of estimates is pervasive throughout our financial statements. Note 2 to the consolidated financial statements includes a summary of our most significant accounting policies, but the accounting policies and estimates we consider most critical are as follows:

Revenue Recognition: Our revenue is derived principally from the sale of private label and third-party branded products and services to consumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Certain products, such as wireless handsets and satellite systems, require the customer to use the services of a third-party service provider. In most cases, the third-party service provider will pay us a fee or commission for obtaining a new customer, as well as a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Fee or commission revenue, net of estimated service disconnects, is generally recognized at the time the customer is accepted as a subscriber of a third-party service provider. Residual income is recognized as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer, generally on a monthly basis. Material differences could result in the amount and timing of our revenue for any period if actual returns, sales, fee or commission revenue adjustments exceed or are different from our estimates or assumptions.

Additionally, we offer repair service (i.e., non-warranty) contracts on products sold. These contracts generally provide extended service coverage for periods ranging from 12 to 60 months. We offer these contracts in all but three states on behalf of an unrelated third-party obligor. We are not considered the primary obligor on these contracts. In these circumstances, our share of commission revenue is recognized as income at the time the contract is sold. For the contracts offered in the three states where we are the primary obligor, revenues from the sale of these contracts are recognized ratably over the term of the contracts. Costs directly related to the sale of such contracts are deferred and charged to cost of products sold proportionately as the revenues are recognized. A loss is recognized on extended service contracts if the sum of the expected costs of providing services pursuant to the contracts exceeds the related unearned revenue.

Receivables: We record receivables based on the amount of revenue recognized as described above. Our receivables primarily consist of amounts due from certain vendors, third-party service providers, dealer/franchisees and commercial customers. The carrying amount of the receivables is continually evaluated based on the likelihood of collection. An allowance for doubtful accounts is established for estimated losses resulting from the inability of our vendors, third-party service providers, and both dealer/franchise and commercial customers to make their required payments. Factors such as these parties' creditworthiness, payment terms, historical results and economic conditions are considered when making these decisions. If any of these parties' creditworthiness deteriorates beyond our expectations, or if any of their actual defaults exceed our historical experience, such that actual collections are different from their recorded amounts, material charges to our selling, general and administrative expenses could be required.

Inventory: Inventory is our largest asset class. Our inventory consists primarily of finished goods and is recorded at the lower of cost (based on the average cost method) or market. We make estimates regarding the carrying value of our inventory on an item-by-item basis. If the amount we expect to receive from the sale of the inventory is less than its cost, we write down the cost of the inventory to its estimated realizable value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, or if unexpected changes in technology affect demand for certain products, we could be exposed to losses on the recorded amounts in inventory in excess of our established reserves.

Accrued Expenses: The amount of liability we record for claims related to self insurance, warranty and pending litigation requires us to make judgments about the amount of expenses that will ultimately be incurred. We use our past history and experience, as well as other specific circumstances surrounding these claims, in evaluating the amount of liability that we should record. As additional information becomes available, we assess the potential liability related to our various claims and revise our estimates as appropriate. These revisions could materially impact our results of operations and financial position.

Income Taxes: We are subject to income taxes in many jurisdictions, including the U.S., states and localities, and abroad. We must first determine which revenues and expenses should be included in each taxing jurisdiction. This process involves the estimation of our actual current tax exposure, together with the assessment of temporary differences resulting from differing treatment of income or expense items for tax and accounting purposes. We establish tax reserves in our consolidated financial statements based on our estimation of current tax exposures. If we prevail in tax matters for which reserves have been established or we are required to settle matters in excess of established reserves, our effective tax rate for a particular period could be materially affected. Temporary differences arising from differing treatment of income and expense items for tax and financial reporting purposes result in deferred tax assets and liabilities that are recorded on our balance sheet. If our actual results differ from estimated results or if we adjust our estimates in the future such that we would not expect to realize all or part of our net deferred tax assets, we may need to establish a valuation allowance against our deferred tax assets, which could also materially affect our effective tax rate.

Overview of 2003 Financial Performance

Management reviews a number of key indicators to evaluate our financial performance, including:

> net sales and operating revenues,
> gross margin,
> selling, general and administrative ("SG&A") expense, and
> operating margin.

For 2003, RadioShack's net sales and operating revenues increased 1.6%, and our gross margin improved to 49.8% of our 2003 net sales. Our SG&A expense decreased to 37.4% of our 2003 net sales, helping to increase our operating margin to 10.4%.

In managing our business, management uses various metrics for company operated stores, including average tickets per store and average sales per ticket. See the table below for a summary of these statistics for the years indicated.

	2003	2002	2001
Average tickets per store per day	**72**	73	71
Average sales per ticket	**$30.77**	$29.40	$30.41

For a more detailed discussion of our financial performance, please continue reading our MD&A, Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Retail Outlets

The table below shows our retail locations broken down between company stores and dealer/franchise outlets. While the dealer/franchise outlets represent approximately 27% of RadioShack's total retail locations, our sales of product to dealer/franchisees are less than 10% of our total net sales and operating revenues (see "Results of Operations" below).

	Average Store Size (Sq. Ft.)	At December 31, **2003**	2002	2001
Company-operated stores	2,439	**5,121**	5,161	5,127
Cool Things @ Blockbuster [1]	N/A	—	—	127
Dealer/franchise outlets	N/A	**1,921**	2,052	2,119
Total number of retail locations		**7,042**	7,213	7,373

(1) Test stores closed in early 2002.

In addition to our company operated stores and dealer/franchise outlets, our existing and emerging sales channels include our *www.radioshack.com* Web site and catalog operations, as well as sophisticated outbound and inbound telephone call centers.

Results of Operations

Net sales and operating revenues by channel of distribution are as follows:

(In millions)	Year Ended December 31, 2003	2002	2001
Company-operated store sales	**$ 4,350.2**	$4,247.0	$4,266.2
Dealer/franchise and other sales	**299.1**	330.2	509.5
Net sales and operating revenues	**$ 4,649.3**	$4,577.2	$4,775.7

The table at the bottom of the page provides a summary of our net sales and operating revenues by department and as a percent of net sales and operating revenues.

2003 COMPARED WITH 2002

Net Sales and Operating Revenues

Sales increased approximately 1.6% to $4,649.3 million in 2003 from $4,577.2 million in 2002. We had a 2% increase in comparable company store sales. These increases were primarily the result of a 14.3% increase in wireless department sales, partially offset by a decline in sales within the home entertainment department. These sales increases were possible because of an increase in average store volume, despite a decrease in 2003 of 40 company stores, net of store openings. We expect a sales gain for 2004 as discussed in further detail below.

Sales to our dealer/franchise outlets, in addition to retail support operations and other sales, were down $31.1 million for 2003, or a decrease of 9.4%, when compared to 2002. Sales to our dealer/franchise outlets remain substantially less than 10% of our total sales. Retail support operation sales are generated primarily from outside sales of our repair centers, RadioShack Installation Services ("RSIS"), and domestic and overseas manufacturing. The decrease in retail support operations sales from 2002 to 2003 primarily resulted from an overall decline in our RSIS commercial business, the closure of several of our manufacturing facilities in the third quarter of 2003, and the sale of RSIS in September 2003. We expect 2004 sales from dealer/franchise

REAL ESTATE OWNED AND LEASED

	Approximate Square Footage at December 31, 2003			2002		
(In thousands)	**Owned**	**Leased**	**Total**	Owned	Leased	Total
Retail						
RadioShack	**18**	**12,417**	**12,435**	18	12,486	12,504
Support Operations						
Manufacturing	**157**	**208**	**365**	502	201	703
Distribution centers and office space	**2,610**	**2,557**	**5,167**	3,022	2,481	5,503
	2,785	**15,182**	**17,967**	3,542	15,168	18,710

NET SALES AND OPERATING REVENUES

(In millions)	Year Ended December 31, 2003		2002		2001	
Wireless communication	**$ 1,623.2**	**34.9%**	$ 1,419.9	31.0%	$1,297.5	27.2%
Wired communication	**343.7**	**7.4**	379.7	8.3	383.5	8.0
Radio communication	**114.8**	**2.5**	120.6	2.6	132.0	2.8
Home entertainment	**737.9**	**15.9**	855.2	18.7	1,121.4	23.5
Computer	**455.9**	**9.8**	456.8	10.0	461.1	9.6
Power and technical	**634.1**	**13.6**	623.9	13.6	618.9	13.0
Personal electronics, toys and personal audio	**588.1**	**12.6**	576.2	12.6	562.0	11.8
Retail support operations, service plans, and other	**151.6**	**3.3**	144.9	3.2	199.3	4.1
Net sales and operating revenues	**$ 4,649.3**	**100.0%**	$ 4,577.2	100.0%	$4,775.7	100.0%

and retail support operations to underperform, compared to the 2004 sales performance of the Company as a whole.

Sales in the wireless communication department, which is made up of wireless handsets (including related services), accessories, and wireless services such as prepaid airtime and bill payments, increased 14.3% in dollars and increased as a percentage of total sales to 34.9% in 2003 compared to 31.0% in 2002. This sales increase was due primarily to an increase in the average selling price of our wireless handsets, resulting from our continued emphasis on national carrier service and product offerings with desirable product features and content, such as color screens and cameras. In addition, sales increases in both wireless services and accessories contributed to this increase. We believe our plans featuring new technologies, sales promotions, and carrier compensation models will result in wireless sales increases for 2004.

Sales in the wired communication department, which includes residential telephones, answering machines and other related telephony products, decreased 9.5% in dollars and decreased as a percentage of total sales to 7.4% in 2003, compared to 8.3% in 2002. These decreases were primarily the result of a decline in 2003 sales of the "Telezapper," a call screening product, although they were partially offset by sales increases of cordless phones. We anticipate that sales in this department will be down for 2004, compared to 2003, as customers continue to migrate to more advanced technologies.

Sales in the radio communication department decreased 4.8% in dollars and decreased slightly as a percentage of total sales to 2.5% in 2003, compared to 2.6% in 2002. The decrease in this department was primarily the result of a decrease in Family Radio Service ("FRS"), two-way radio sales, scanner sales and communication accessories, partially offset by a sales increase in GPS devices. We believe sales in this department will be approximately the same for 2004, compared to 2003.

Sales in the home entertainment department, which consists of all home audio and video end-products and accessories, including DTH hardware and installation, decreased 13.7% in dollars and decreased as a percentage of total sales to 15.9% in 2003 compared to 18.7% in 2002. These decreases were primarily attributable to a decline in sales of satellite dishes and their related installation services, as well as a decrease in home entertainment accessory sales. The sales decrease was partially offset by increased sales of DVD players and televisions. We anticipate that sales in the home entertainment department will be down for 2004, compared to 2003.

Sales in the computer department, which includes desktop, laptop, handheld computers and related accessories, in addition to digital cameras and home networking products, decreased slightly in dollars and decreased as a percentage of total sales to 9.8% in 2003 compared to 10.0% in 2002. These decreases were primarily the result of a planned decrease in sales of desktop CPUs and monitors, substantially offset by increased sales of digital cameras, camcorders and related accessories, as well as home networking products and computer accessories. We expect that sales in the computer department will increase in 2004, compared to 2003.

Sales in the power and technical department increased slightly in dollars and remained at 13.6% of total sales for both 2003 and 2002. This sales increase was primarily due to increased sales of general and special purpose batteries and power inverters, but was partially offset by decreased sales of bulk and packaged wire, as well as decreases for technical parts and tools. We anticipate that sales will increase in this department in 2004, compared to 2003.

Sales in the personal electronics, toys and personal audio department increased slightly in dollars and remained at 12.6% of total sales for both 2003 and 2002. The increase in this department was due primarily to micro radio-controlled cars and related accessories not available in the first nine months of 2002 and, to a lesser extent, sales of wellness products sold under our LifeWise™ brand. Also, increased sales of personal audio products had a positive impact for 2003, resulting from increases in national security threats and the conflict in Iraq. These increases were substantially offset by decreased sales of personal electronics, excluding wellness products, and educational toys. We believe sales in this department will be approximately the same for 2004, compared to 2003.

Gross Profit

Gross profit for 2003 was $2,315.7 million or 49.8% of net sales and operating revenues, compared with $2,238.3 million or 48.9% of net sales and operating revenues in 2002, resulting in a 3.5% increase in gross profit and a 90 basis point increase in our gross profit percentage. These increases over the prior year were primarily due to the following:

We experienced over $40.0 million in benefit from our supply chain vendor and strategic pricing initiatives. In connection with these initiatives, we utilized on line reverse auctions, realized more favorable terms from vendors, improved the impact of markdowns, priced our products more appropriately, and utilized other techniques and incentives to optimize gross profit.

We also improved our merchandise mix within departments by increasing the sales mix for many of our higher margin products, while managing the mix down for many lower margin products.

We anticipate that gross profit as a percentage of net sales and operating revenues will continue to improve for 2004, when compared to 2003, due primarily to the planned enhancement of our current sales mix towards higher margin products such as computer accessories, batteries, wellness and digital products. Also, the impact of additional supply chain management initiatives, particularly in vendor relations and end-of-life inventory management, should provide a positive impact.

Selling, General and Administrative Expense

The table below summarizes the breakdown of various components of our consolidated SG&A expense and its related percentage of total net sales and operating revenues.

Our SG&A expense increased 0.7% in dollars, but decreased as a percent of net sales and operating revenues to 37.4% for the year ended December 31, 2003, from 37.8% for the year ended December 31, 2002. The dollar increase for 2003 was primarily due to a $23.9 million increase in payroll and commissions and a $13.4 million increase in advertising, partially offset by the $29.0 million litigation charge in 2002 related to the settlement of a class action lawsuit in California.

Payroll expense increased by $23.9 million to $751.9 million in 2003 and increased 0.3 percentage points to 16.2% of net sales and operating revenues in 2003, compared to 15.9% in 2002. The increase in both dollars and as a percentage of total sales was due primarily to an increase in incentive pay based on increased earnings, as well as the 2.4% increase in company retail sales. We expect payroll expense to increase in 2004.

Advertising expense increased $13.4 million in 2003 to $254.4 million from $241.0 million in 2002 and increased 0.2 percentage points to 5.5% of net sales and operating revenues in 2003, compared to 5.3% in 2002.

Rent expense increased by $5.2 million to $250.1 million in 2003, but remained the same as a percent of net sales and operating revenues of 5.4% in both 2003 and 2002. The dollar increase was due primarily to lease renewals and relocations at higher rates, as well as a slight increase in the average store size. The percent of net sales remained the

	Year Ended December 31,					
	2003		2002		2001	
(In millions)	Dollars	% of Sales & Revenues	Dollars	% of Sales & Revenues	Dollars	% of Sales & Revenues
Payroll and commissions	**$ 751.9**	**16.2%**	$ 728.0	15.9%	$ 740.3	15.5%
Advertising	**254.4**	**5.5**	241.0	5.3	253.9	5.3
Rent	**250.1**	**5.4**	244.9	5.4	230.3	4.8
Other taxes	**106.9**	**2.3**	105.9	2.3	111.8	2.4
Insurance	**81.5**	**1.8**	71.0	1.6	60.6	1.3
Utilities and telephone	**75.8**	**1.6**	74.9	1.6	73.2	1.5
Credit card fees	**36.1**	**0.8**	35.8	0.8	34.9	0.7
Lawsuit settlement	**—**	**—**	29.0	0.6	—	—
Stock purchase and savings plans	**21.5**	**0.4**	20.8	0.5	20.3	0.4
Repairs and maintenance	**11.6**	**0.2**	12.0	0.3	11.4	0.2
Printing, postage and office supplies	**10.0**	**0.2**	10.5	0.2	12.2	0.3
Travel	**8.6**	**0.2**	9.6	0.2	10.4	0.2
Loss on real estate sub-lease	**5.6**	**0.1**	6.0	0.1	—	—
Bad debt	**0.4**	—	4.7	0.1	14.5	0.3
Store closing costs	**—**	**—**	—	—	7.6	0.2
Other	**125.6**	**2.7**	134.5	2.9	132.5	2.8
	$1,740.0	**37.4%**	$1,728.6	37.8%	$1,713.9	35.9%

same due to fewer company stores and our continued rent reduction efforts. We expect a similar increase in 2004 rent for the same reasons described for 2003.

Insurance expense increased $10.5 million to $81.5 million in 2003 from $71.0 million in 2002 and increased as a percent of net sales and operating revenues to 1.8% in 2003, compared to 1.6% in 2002. Substantially all of our insurance expense relates to our self-insurance programs. We maintain reserves for self-insurance liabilities related to our group medical and casualty losses, which include general and product liability and workers' compensation. In some cases, risks are insured through outside carriers for losses in excess of self-insured amounts. These reserves are adjusted to reflect estimates based on historical experience, estimated claims incurred but not yet reported, the impact of risk management programs, and the estimated effect of external factors. As of December 31, 2003, actual losses had not exceeded our expectations.

In 2004, we expect SG&A expense to increase slightly in dollars, but decrease slightly as a percentage of net sales and operating revenues, due to increased sales volume and a continued focus on leveraging our fixed expense base.

Depreciation and Amortization

Depreciation and amortization expense decreased $2.7 million dollars to $92.0 million and remained at 2.0% of net sales and operating revenues for both 2003 and 2002. We expect depreciation and amortization expense to increase slightly in 2004, due to depreciation increases associated with new store fixtures, capitalized software related to inventory management, and information systems projects.

Gain on Contract Termination

There was no gain on contract termination in 2003. For information on the prior year gain on contract termination, see the discussion below under the section titled "2002 Compared with 2001."

Impairment of Long-Lived Assets

There was no impairment of long-lived assets in 2003. For information on the prior year impairment of long-lived assets, see the discussion below under the section titled "2002 Compared with 2001."

Net Interest Expense

Interest expense, net of interest income, was $22.9 million for 2003 versus $34.4 million for 2002, a decrease of $11.5 million or 33.4%.

Interest expense decreased to $35.7 million in 2003 from $43.4 million in 2002. This decrease was primarily the result of a reduction in the average debt outstanding throughout 2003. In addition, our interest rate swap instruments and the capitalization of $2.6 million of interest expense related to the construction of our new corporate campus also lowered overall interest expense for the year ended December 31, 2003, when compared to the same prior year period.

Interest income increased over 42% to $12.8 million in 2003 from $9.0 million in 2002, primarily as a result of a $5.6 million increase in interest received from tax settlements in 2003, as compared to 2002. Interest income, including accretion of discount as applicable, earned on the amounts outstanding during the three years ended December 31, 2003, 2002 and 2001, was as follows:

	Year Ended December 31,		
(In millions)	**2003**	2002	2001
CompUSA note receivable	**$ —**	$ —	$ 6.1
Other (includes short-term investment interest)	**12.8**	9.0	6.9
Total interest income	**$12.8**	$9.0	$13.0

Interest expense, net of interest income, is expected to decrease in 2004, when compared to 2003.

Other Income, Net

On July 28, 2003, we received payment of $15.7 million resulting from the favorable settlement of a lawsuit we had previously filed. We recorded this settlement in the third quarter of 2003 as other income of $10.7 million, net of legal expenses of $5.0 million paid as a result of the lawsuit.

On September 10, 2003, we sold our wholly-owned subsidiary, AmeriLink Corp. ("AmeriLink"), also referred to as RSIS, to INSTALLS inc, LLC in a cash-for-stock sale, resulting in a loss of $1.8 million, based on AmeriLink's book value, which was recorded in other income.

For the year ended December 31, 2003, we received and recorded income of $3.1 million owed to us under a tax sharing agreement with O'Sullivan Industries Holdings, Inc. ("O'Sullivan"), compared to $33.9 million received and recorded in the corresponding prior year period. In the second quarter of 2002, we received and recorded income of $27.7 million in partial settlement of amounts owed to us under this tax sharing agreement that was the subject of an arbitration dispute with O'Sullivan. This partial settlement followed a ruling in our favor by the arbitration panel.

Future payments under the tax sharing agreement will vary based on the level of O'Sullivan's future earnings and are also dependent on O'Sullivan's overall financial condition and ability to pay. There can be no assurances that future payments will be received under the tax sharing agreement each quarter, nor can we give any assurances as to the amount of payment that may be received each quarter.

Provision for Income Taxes

Our provision for income taxes reflects an effective income tax rate of 36.9% for 2003 and 38.0% for 2002. The decrease in the effective tax rate for 2003, when compared to 2002, was the result of a favorable tax settlement related to prior year tax matters. We anticipate that the effective tax rate for 2004 will be approximately 38.0%.

2002 COMPARED WITH 2001

Net Sales and Operating Revenues

Sales decreased approximately 4.2% to $4,577.2 million in 2002 from $4,775.7 million in 2001. This decrease was primarily the result of a 38.7% decline in sales to our dealer/franchise outlets in 2002, mainly due to the decline in DTH unit sales. In addition, we also had a 1% decrease in comparable company store sales due primarily to the decline of DTH unit sales and desktop computers, but offset by sales increases in wireless handsets and related accessories. Retail support operations, service plans and other sales decreased 26.2% from 2001 to 2002 primarily as a result of a $19.1 million decrease in 2002 domestic manufacturing sales due to large Verizon fixture sales in 2001 and a $15.2 million decrease in RSIS sales as a result of our exit from the national commercial installation business at the end of 2001. Sales in the wireless communication department increased 9.4% in dollars and increased to 31.1% of our total sales in 2002 from 27.2% in 2001. This sales increase was due to an increase in sales of wireless handsets and accessories which resulted from our emphasis on national carrier offerings with desirable product features and content, such as color screens, photo capability and Internet access. Sales in the wired communication department decreased 1.0% in dollars and increased slightly as a percentage of our total sales to 8.3% in 2002 from 8.0% in 2001. Increased sales of cordless telephones were more than offset by decreased sales of corded telephones. Sales in the radio communication department decreased 8.7% in dollars and decreased slightly as a percentage of our total sales to 2.6% in 2002 from 2.8% in 2001. The decrease in this department was primarily the result of a decrease in Family Radio Service ("FRS") and CB radio sales, scanner sales and communication accessories, partially offset by a sales increase in GPS devices. Sales in the home entertainment department decreased 23.7% in dollars and decreased as a percentage of our total sales to 18.7% in 2002 from 23.5% in 2001. Substantially all of the dollar decrease was attributable to a decrease in sales of satellite dishes and related installations. This decrease was partially offset by increased sales of DVD players. Sales in the computer department decreased 0.9% in dollars and increased as a percentage of our total sales to 10.0% in 2002 from 9.6% in 2001. These sales dollars were maintained primarily due to an increase in laptop computers, computer accessories and digital camera sales, offset by a decline in unit sales of desktop CPUs and monitors. Sales in the power and technical department increased 0.8% in dollars and also as a percentage of our total sales to 13.6% in 2002 from 13.0% in 2001. These increases were primarily due to increased sales of general and special purpose batteries, partially offset by decreased sales of bulk and packaged wire and technical parts. Sales in the personal electronics, toys and personal audio department increased 2.6% in dollars, as well as increasing as a percentage of our total sales to 12.6% in 2002 from 11.8% in 2001, due primarily to increased sales of micro radio-controlled cars and related accessories, in addition to unique giftables.

Gross Profit

Gross profit in 2002 was $2,238.3 million or 48.9% of net sales and operating revenues, compared with $2,296.8 million or 48.1% of net sales and operating revenues in 2001. Gross profit decreased $58.5 million or 2.5% in 2002, primarily as a result of a 4.2% decrease in net sales and operating revenues. Despite this decrease in gross profit dollars, the gross profit percentage increased from 48.1% to 48.9% in 2002, due primarily to an increase in the gross profit percentage in the home entertainment department and, to a lesser extent, increases in both the power and technical and computer departments' gross profit percentages. Our gross profit percentage increase was partially offset by reductions in both the wireless and wired departments' gross profit percentages, compounded by the increase in the wireless communication department's percent of total retail sales. The reduction in gross profit dollars was partially offset by a decrease in the total sales mix attributable to the home entertainment department, which has a lower gross profit percentage than our overall average gross profit percentage, as well as an increase in gross profit dollars for the power and technical department. Additionally, the gross profit percentage improved for our retail support operations in 2002.

Selling, General and Administrative Expense

Our SG&A expense increased 0.9% in dollars and increased as a percent of net sales and operating revenues to 37.8% for the year ended December 31, 2002, from 35.9% for the year ended December 31, 2001. The dollar increase for 2002 was primarily due to a $29.0 million litigation charge related to the settlement of a class action lawsuit in California and a $6.0 million charge to our 1996 restructuring reserve as a result of the bankruptcy of a sub-lessee in a former Incredible Universe store site. A $14.6 million increase in our rent expense and lower overall sales in 2002 also contributed to a higher SG&A expense ratio. This was partially offset by a $7.6 million charge for store closing costs from 2001, which did not reoccur in 2002. Payroll expense decreased by $12.3 million to $728.0 million in 2002, but increased slightly as a percent of net sales and operating revenues to 15.9% in 2002, compared to 15.5% in 2001. The decrease in dollars was due primarily to our reduction in headcount during the third quarter of 2001. Rent expense increased by $14.6 million to $244.9 million in 2002 and increased as a percent of net sales and operating revenues to 5.4% in 2002 from 4.8% in 2001. These increases were due primarily to lease renewals and relocations at higher rates, as well as a slight increase in the average store size. Advertising expense decreased $12.9 million in 2002 to $241.0 million from $253.9 million in 2001, while remaining at 5.3% of net sales and operating revenues during both 2002 and 2001. The dollar decrease was due primarily to an increase in advertising contributions from our various vendors and third-party service providers. Insurance expense increased $10.4 million to $71.0 million in 2002 from $60.6 million in 2001 and increased as a percent of net sales and operating revenues to 1.6% in 2002, compared to 1.3% in 2001. As of December 31, 2002, actual losses regarding insurance claims had not exceeded our expectations.

Depreciation and Amortization

Depreciation and amortization expense decreased $13.6 million dollars to $94.7 million and decreased as a percent of net sales and operating revenues to 2.0% in 2002 from 2.3% in 2001. These decreases were primarily attributable to the elimination of goodwill amortization related to RSIS, as well as the sale of our corporate headquarters, during the fourth quarter of 2001.

Gain on Contract Termination

RadioShack and Microsoft mutually agreed during 2002 to terminate their agreement and settle the remaining commitments each had to one another. The termination of this agreement took effect at the start of the fourth quarter of 2002, upon satisfaction of several contractual obligations. The net financial result was an $18.5 million gain (principally cash received), driven primarily by the settlement of a multi-year obligation Microsoft had to connect our stores with broadband capabilities.

Impairment of Long-Lived Assets

AmeriLink was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. As a result of continued difficulties in the DTH business and a refocus during the fourth quarter on our satellite installation strategy, together with a revised cash flow projection for our overall installation business, we determined that the remaining long-lived assets associated with RSIS were impaired. We compared the carrying value of these long-lived assets with their fair value and determined that the remaining goodwill balance of $8.1 million was impaired and we, therefore, recorded an impairment charge of this amount in the accompanying 2002 Consolidated Statement of Income. As of December 31, 2002, there was no remaining goodwill balance on our balance sheet relating to RSIS.

Loss on Sale of Assets

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters at a loss of $44.8 million. In June 2001, we received $123.6 million for the settlement of the Computer City, Inc. purchase price and settlement of the $136.0 million note which was received in connection with the sale of Computer City, Inc. in 1998. Thus, we incurred an additional loss from the sale of Computer City, Inc. of $12.4 million.

Employee Separation and Other Costs

During the third quarter of 2001, as part of our effort to control operating costs, we incurred approximately $13.5 million in charges related to a reduction of our labor force, primarily for early retirements and involuntary and voluntary employee severance. In addition, during the fourth quarter of 2001, $4.8 million in charges were incurred relating to the closure of RSIS's national commercial installation business. These costs were primarily comprised of severance costs, write-offs of certain fixed assets and future lease commitments.

Net Interest Expense

Interest expense, net of interest income, was $34.4 million for 2002 versus $37.8 million for 2001.

Interest expense decreased to $43.4 million in 2002 from $50.8 million in 2001, primarily as a result of a reduction in the average debt outstanding throughout 2002. In addition, our interest rate swap instruments also lowered overall interest expense for the year ended December 31, 2002, when compared to the same prior year period. Interest income decreased almost 31% to $9.0 million in 2002 from $13.0 million in 2001, due primarily to CompUSA's early payment of its note to us in June 2001, which eliminated the associated interest income.

Other Income, Net

In the second quarter of 2002, we received payments and recorded income of $27.7 million in partial settlement of amounts owed to us under a tax sharing agreement that was the subject of an arbitration which commenced in July 1999 and was styled Tandy Corporation and T.E. Electronics, L.P. vs. O'Sullivan. The arbitration ruling requires O'Sullivan to comply with the tax sharing agreement that was entered into by the parties at the time of O'Sullivan's initial public offering.

During the second half of 2002, we received two payments totaling $6.2 million relating to quarterly payments under the tax sharing agreement with O'Sullivan.

Provision for Loss on Internet-Related Investment

During the second quarter of 2000, we made a $30.0 million investment in Digital:Convergence Corporation ("DC"), a privately-held Internet technology company. In the first quarter of 2001, we concluded that our investment had experienced a decline in value that, in our opinion, was other than temporary. This conclusion was based on DC's inability to secure sufficient additional funding or to complete an initial public offering. As such, we recorded a loss provision equal to our initial investment. DC subsequently filed for bankruptcy on March 22, 2002.

Provision for Income Taxes

Our provision for income taxes reflects an effective income tax rate of 38.0% for 2002 and 42.8% for 2001. The decrease in the effective tax rate in 2002 when compared to 2001 was the result of the 2001 impairment of RSIS goodwill, which was not deductible for tax purposes and caused the increased effective tax rate in 2001.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No. 143 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited and, accordingly, liabilities recognized prior to the initial application of SFAS No. 146 should continue to be accounted for in accordance with EITF 94-3 or other applicable preexisting guidance. We adopted SFAS No. 146 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain preexisting contracts. We adopted SFAS No. 149 effective July 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which is effective for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 establishes financial accounting and reporting standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. We adopted SFAS No. 150 effective June 1,

2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for certain guarantees existing at December 31, 2002, and expand the disclosures required by a guarantor about its obligations under a guarantee. FIN 45 also requires that we recognize guarantees entered into or modified after December 31, 2002, as a liability for the fair value of the obligation undertaken in the issuance of the guarantee. We adopted FIN 45 on January 1, 2003, its effective date, and, aside from the required disclosure provisions, made no material adjustments to our consolidated financial statements as a result of this adoption.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51." FIN 46 is intended to clarify the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. For those entities, a controlling financial interest cannot be identified based on an evaluation of voting interests and may be achieved through arrangements that do not involve voting interests. The consolidation requirement of FIN 46 is effective immediately to variable interests in variable interest entities ("VIEs") created or obtained after January 31, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R), which delayed the effective date of the application to us of FIN 46 to non-special purpose VIEs acquired or created before February 1, 2003, to the interim period ending on March 31, 2004, and provided additional technical clarifications to implementation issues. We have determined that FIN 46 does not apply to our dealer/franchise outlets and we do not expect to make material adjustments to our consolidated financial statements as a result of the adoption of this Interpretation.

In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." EITF 02-16 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 02-16 is effective prospectively for new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. We adopted EITF 02-16 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF Issue No. 02-16, 'Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,' by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF 03-10 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 03-10 is effective prospectively for new arrangements, including modification of existing arrangements, entered into after December 31, 2003. We adopted EITF 03-10 effective January 1, 2004, and made no material adjustments to our consolidated financial statements as a result of this adoption.

Cash Flow and Liquidity

A summary of cash flows from operating, investing and financing activities is outlined in the table below.

	Year Ended December 31,		
(In millions)	**2003**	2002	2001
Operating activities	**$ 651.9**	$ 521.6	$ 775.8
Investing activities	**(188.9)**	(99.0)	(2.3)
Financing activities	**(274.8)**	(377.5)	(502.8)

In 2003, cash flows provided by operating activities was $651.9 million, compared to $521.6 million and $775.8 million in 2002 and 2001, respectively.

During the year ended December 31, 2003, changes in accounts receivable, consisting primarily of amounts due from our various vendors and third-party service providers, provided $17.2 million in cash, compared to $68.2 million in the prior year. Cash provided by accounts receivable in 2003 and 2002 was the result of reductions of vendor and service provider receivables and dealer/franchise receivables, due to increased collections and lower sales of satellite television hardware.

During the year ended December 31, 2003, changes in inventory provided $202.3 million in cash, compared to a $21.4 million cash usage during 2002. The decrease in inventory since December 31, 2002, was primarily the result of supply chain initiatives, including a greater focus on reducing weeks-of-supply.

Typically, our annual cash requirements for pre-seasonal inventory build-up range between $200.0 million and $400.0 million. The funding required for this build-up comes primarily from cash on hand and cash generated from net sales and operating revenues. We had $634.7 million in cash and cash equivalents as of December 31, 2003, as a resource for our funding needs. Additional capital is available under our $600.0 million commercial paper program, which is supported by a bank credit facility that could be utilized in the event the commercial paper market is unavailable to us. We currently do not expect, however, the commercial paper market to become unavailable to us or that we will have to utilize the credit facility. As of December 31, 2003, we had no commercial paper outstanding or other utilization of our credit facility.

During the year ended December 31, 2003, $118.7 million less in cash was provided by accounts payable due to lower inventory levels than in the prior year. Additionally, $29.6 million more in cash was provided by accrued expenses and $12.7 million more in cash was provided by reduced income taxes payable, compared to the prior year.

Cash used in investing activities in 2003 was $188.9 million, compared to $99.0 million and $2.3 million used in 2002 and 2001, respectively. Capital expenditures were $189.6 million in 2003, compared to $106.8 million in 2002 and $139.2 million in 2001. Capital expenditures for 2003 increased over the prior two years, primarily due to the construction of our new corporate campus, while capital expenditures for both 2002 and 2001 were primarily for our retail store expansions and remodels and upgrades of information systems. We also had capital expenditures relating to retail stores and information systems in 2003. In addition, we purchased land costing $18.3 million in 2001 for our new corporate headquarters building. We anticipate that our capital expenditure requirements for 2004 will be approximately $300.0 million. The $110.0 million increase over 2003 primarily relates to our new corporate headquarters. Store remodels and relocations and updated information systems account for the almost half of the balance of our anticipated 2004 capital expenditures. See further discussion of our new facilities below in the section titled "Capital Structure and Financial Condition." As of December 31, 2003, we had $634.7 million in cash and cash equivalents. These cash and cash equivalents, along with cash generated from our net sales and operating revenues and, if necessary, both our short-term and long-term financing facilities, are available to fund future capital expenditure needs.

Cash used in financing activities was $274.8 million in 2003, compared to $377.5 million and $502.8 million in 2002 and 2001, respectively. We used $286.2 million for the repurchase of our common stock in 2003 and $329.9 million and $308.3 million for the repurchase of our common and preferred stock in 2002 and 2001, respectively. Repurchases of common stock were made under our share repurchase and employee stock programs. See the further discussion of our stock repurchase programs below in the section titled "Capital Structure and Financial Condition." The 2003, 2002 and 2001 stock repurchases were partially funded by $51.5 million, $49.6 million and $53.7 million, respectively, received from the sale of treasury stock to employee benefit plans and, to a lesser extent, from stock option exercises. The balance of capital to repurchase shares was obtained from cash generated from operations. We received $32.3 million from the sale and lease-back of our corporate technology center building during the second quarter of 2002. This transaction was recorded as a financing obligation due to responsibilities which we retain during the lease period. Dividends paid, net of tax, in 2003, 2002 and 2001 amounted to $40.8 million, $39.8 million and $43.7 million, respectively.

Our free cash flow, defined as cash flows from operating activities less dividends paid and additions to property, plant and equipment, was $421.5 million in 2003, compared to $375.0 million in 2002. This increase in free cash flow, when compared to the prior year, was the result of supply chain initiatives, including a greater focus on reducing inventory weeks-of-supply. The increase was partially offset by the increase in capital expenditures related to our new corporate campus. We expect free cash flow to be approximately $70.0 million in 2004. The decrease from 2003 is based primarily on the timing of capital expenditures for our new corporate headquarters; the majority of which we originally thought would have been included in our 2003 capital expenditures. The major portion of our new corporate campus expenditures will now be part of our 2004 capital expenditures. After 2004, we anticipate a return to a more historical free cash flow level of $200.0 million to $250.0 million, annually.

We believe free cash flow is an appropriate indication of our ability to fund share repurchases, repay maturing debt, change dividend payments or fund other uses of capital that management believes will enhance shareholder value. The comparable financial measure to free cash flow under generally accepted accounting principles is cash flows from operating activities, which were $651.9 million in 2003, compared to $521.6 million in 2002. We do not intend the presentation of free cash flow, a non-GAAP financial measure, to be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

The following table is a reconciliation of cash flows from operating activities to free cash flow.

(In millions)	Year Ended December 31, 2003	2002	2001
Net cash provided by operating activities	**$651.9**	$521.6	$775.8
Less:			
Additions to property, plant and equipment	**189.6**	106.8	139.2
Dividends paid	**40.8**	39.8	43.7
Free cash flow	**$421.5**	$375.0	$592.9

Capital Structure and Financial Condition

Management considers our financial structure and condition solid. At December 31, 2003, total capitalization was $1,388.0 million, consisting of $618.7 million of debt and $769.3 million of equity, which resulted in a debt-to-total capitalization ratio of 44.6%, compared to 46.3% for the corresponding prior year period. The ratio decreased from the prior year due to a smaller increase in debt of $8.6 million, compared to a larger increase in equity of $41.2 million from 2002.

Long-term debt as a percentage of total capitalization was 39.0% at December 31, 2003, compared to 43.6% at December 31, 2002, and 39.0% at December 31, 2001. The decrease in 2003 was due to the decrease in long-term debt, as some of the notes moved to the short-term debt classification as current maturities.

Our debt is considered investment grade by the rating agencies. On May 20, 2003, Fitch changed our senior unsecured debt from "A-" to "BBB+." Below are the agencies' latest ratings by category.

Category	Moody's	Standard and Poor's	Fitch
Senior unsecured debt	**Baa1**	**A-**	**BBB+**
Commercial paper	**P-2**	**A-2**	**F2**

Our senior unsecured debt primarily consists of two issuances of 10-year long-term notes and an issuance of medium-term notes.

We have a $300.0 million debt shelf registration statement which became effective in August 1997. As of December 31, 2003, there was no availability for further debt issuances under this shelf registration. In August 1997, we issued $150.0 million of 10-year unsecured long-term notes under this shelf registration. The interest rate on the notes is 6.95% per annum with interest payable on September 1 and March 1 of each year, commencing March 1, 1998. These notes are due September 1, 2007.

We also issued, in various amounts and on various dates from December 1997 through September 1999, medium-term notes totaling $150.0 million under the shelf registration. At December 31, 2003, $44.5 million of these notes remained outstanding. The interest rates at December 31, 2003, for the outstanding $44.5 million medium-term notes ranged from 6.42% to 7.35% and had a weighted average coupon rate of 7.19%. These notes have maturities ranging from 2004 to 2008.

On May 11, 2001, we issued $350.0 million of 10-year 7 3/8% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers under SEC Rule 144A. The annual interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on May 15, 2011. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. Because no additional debt was issued in the exchange offering, the net effect of this exchange was that no additional debt was issued on August 3, 2001, and substantially all of the notes are now registered with the SEC.

During the third quarter of 2001, we entered into several interest rate swap agreements with notional amounts totaling $150.0 million and maturities ranging from 2004 to 2007. In June and August 2003, we entered into additional interest rate swap agreements with underlying notional amounts of debt of $100.0 million and $50.0 million, respectively, with maturities in May 2011. We entered into these agreements to effectively convert a portion of our long-term fixed rate debt to a variable rate. Under these agreements, we have contracted to pay a variable rate of LIBOR plus a markup and to receive fixed rates ranging from 6.950% to 7.375%. We have designated these agreements as fair value hedging instruments. At December 31, 2003, we recorded an amount in other assets, net, of $4.5 million (its fair value) for the swap agreements and adjusted the fair value of the related debt by the same amount. The effect of these agreements was a reduction in our interest expense of $7.8 million during 2003, when compared to the fixed rates. At current interest rates, we expect this favorable condition to reoccur in 2004.

We have short-term debt such as commercial paper issuances and uncommitted bank loans available to supplement our short-term financing needs. The commercial paper and short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that can be outstanding is limited to a maximum of the unused portion of our $600 million bank syndicated revolving credit facility described in more detail below.

In the second quarter of 2003, we replaced our existing $300.0 million 364-day revolving credit facility and amended our $300.0 million five-year credit facility. These facilities' maturity dates are June 2004 for the $300.0 million 364-day revolving credit facility and June 2007 for the $300.0 million five-year revolving credit facility. The terms of these revolving credit facilities are substantially similar to the previous facilities. These revolving credit facilities will support any future commercial paper borrowings and are otherwise available for our general corporate purposes. We anticipate replacing our 364-day revolving credit facility in June 2004 with a new 364-day credit facility with similar terms. As of December 31, 2003, there were no outstanding borrowings under these credit facilities. Our outstanding debt and bank syndicated credit facilities have customary financial covenants.

We use operating leases, primarily for our retail locations, distribution centers and corporate headquarters, to lower our capital requirements.

Management believes that our present ability to borrow is greater than our established credit lines and long-term debt in place. However, if market conditions change and sales were to dramatically decline or we could not control operating costs, our cash flows and liquidity could be reduced. Additionally, if a scenario as described above occurred, it could cause the rating agencies to lower our credit ratings, thereby increasing our borrowing costs, or even causing a reduction in or elimination of our access to debt and/or equity markets.

We repurchased 9.9 million shares of our common stock for $251.0 million during the year ended December 31, 2003, under our combined share repurchase programs.

We intend to execute share repurchases from time to time in order to take advantage of attractive share price levels, as determined by management. The timing and terms of the transactions depend on market conditions, our liquidity and other considerations. On February 20, 2003, our Board of Directors authorized a new repurchase program for 15.0 million shares, which was in addition to our 25.0 million share repurchase program that was completed during the second quarter of 2003. At February 18, 2004, there were 8.9 million shares available to be repurchased under the 15.0 million share repurchase program. We anticipate that we will repurchase, under our authorized repurchase programs, between $200.0 million and $250.0 million of our common stock during 2004. The 15.0 million share repurchase program has no expiration date and allows shares to be repurchased in the open market. The funding required for these share repurchase programs will come from cash generated from net sales and operating revenues and cash and cash equivalents. Under the programs described above, we will also repurchase shares in the open market to offset the sales of shares to our employee benefit plans.

On December 11, 2003, our Board of Directors approved the retirement of 45.0 million shares of our common stock held as treasury stock. These shares returned to the status of authorized and unissued. See our 2003 Consolidated Statement of Stockholders' Equity for additional details of this transaction.

On October 10, 2002, our Board of Directors approved the conversion of our RadioShack Series B convertible preferred stock, held by the RadioShack 401(k) Plan, to RadioShack common stock effective December 31, 2002. On December 31, 2002, 0.1 million shares of this preferred stock, representing all the outstanding Series B convertible preferred stock, were converted to 5.1 million shares of our common stock in accordance with their terms. The preferred stock was held by the RadioShack 401(k) Plan to fund RadioShack contributions to plan participants.

In the fourth quarter of 2001 and the second quarter of 2002, we sold our corporate headquarters buildings. We are now constructing a new headquarters in Fort Worth, Texas. We entered into sale-leaseback agreements in which our existing corporate headquarters' land and buildings were sold and leased back to us. These arrangements should provide us with the necessary time to construct our new headquarters, which we expect to be completed by the end of 2004 or early 2005. Currently, we plan to finance our new corporate headquarters, with total construction costs estimated to be $200.0 million during 2003 and 2004, with cash flows from operations and, if needed, existing cash and cash equivalents.

The following tables, as well as the information contained in Note 7 - "Indebtedness and Borrowing Facilities" to our "Notes to Consolidated Financial Statements," provide a summary of our various contractual commitments, debt and interest repayment requirements, and available credit lines.

The first table below contains the contractual commitments associated with our financing obligations, lease obligations, and marketing agreements. Purchase obligations include our product commitments, marketing agreements, utility and freight commitments.

We have contingent liabilities related to retail leases of locations which were assigned to other businesses. The majority of these contingent liabilities relate to various lease obligations arising from leases that were assigned to CompUSA, Inc. as part of the sale of our Computer City, Inc. subsidiary to CompUSA, Inc. in August 1998. In the event CompUSA or the other assignees, as applicable, are unable to fulfill their obligations, we would be responsible for rent due under the leases. Our rent exposure from the remaining undiscounted lease commitments with no projected sublease income is approximately $183 million. However, we have no reason to believe that CompUSA or the other assignees will not fulfill their obligations under these leases; consequently, we do not believe there will be a material impact on our financial statements from any fulfillment of these commitments.

Off-Balance Sheet Arrangements

Other than the operating leases described above, we do not have any off-balance sheet financing arrangements, transactions, or special purpose entities.

Inflation

Inflation has not significantly impacted us over the past three years. We do not expect inflation to have a significant impact on our operations in the foreseeable future, unless international events substantially affect the global economy.

(In millions)		Payments Due by Period			
Contractual Obligations	**Total Amounts Committed**	**Less than 1 year**	**1-3 years**	**3-5 years**	**Over 5 years**
Long-term debt obligations	**$ 582.9**	**$ 39.5**	**$ 37.4**	**$155.0**	**$351.0**
Capitalized lease obligations	**0.3**	**0.2**	**0.1**	—	—
Operating lease obligations	**695.4**	**183.7**	**279.7**	**137.0**	**95.0**
Purchase obligations	**467.7**	**436.8**	**24.2**	**6.7**	—
Other long-term liabilities reflected on the balance sheet	**75.2**	**7.4**	**22.9**	**8.4**	**36.5**
	$1,821.5	**$667.6**	**$364.3**	**$307.1**	**$482.5**

The table below contains our credit commitments from various financial institutions.

(In millions)		Commitment Expiration per Period			
Credit Commitments	**Total Amounts Committed**	**Less than 1 year**	**1-3 years**	**3-5 years**	**Over 5 years**
Lines of credit	**$600.0**	**$300.0**	**$300.0**	—	—
Stand-by letters of credit	**12.7**	**2.4**	**10.3**	—	—
Total credit commitments	**$612.7**	**$302.4**	**$310.3**	—	—

Report of Independent Auditors

To the Board of Directors and Stockholders of RadioShack Corporation

In our opinion, the consolidated financial statements listed in the accompanying index on page 17 present fairly, in all material respects, the financial position of RadioShack Corporation and its subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas
March 10, 2004

Consolidated Statements of Income

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions, except per share amounts)	Year Ended December 31, 2003 Dollars	2003 % of Revenues	2002 Dollars	2002 % of Revenues	2001 Dollars	2001 % of Revenues
Net sales and operating revenues	**$ 4,649.3**	**100.0%**	$4,577.2	100.0%	$4,775.7	100.0%
Cost of products sold	**2,333.6**	**50.2**	2,338.9	51.1	2,478.9	51.9
Gross profit	**2,315.7**	**49.8**	2,238.3	48.9	2,296.8	48.1
Operating expenses:						
Selling, general and administrative	**1,740.0**	**37.4**	1,728.6	37.8	1,713.9	35.9
Depreciation and amortization	**92.0**	**2.0**	94.7	2.0	108.3	2.3
Gain on contract termination	—	—	(18.5)	(0.4)	—	—
Impairment of long-lived assets	—	—	8.1	0.2	39.8	0.8
Loss on sale of assets	—	—	—	—	57.2	1.2
Employee separation and other costs	—	—	—	—	18.3	0.4
Total operating expenses	**1,832.0**	**39.4**	1,812.9	39.6	1,937.5	40.6
Operating income	**483.7**	**10.4**	425.4	9.3	359.3	7.5
Interest income	**12.8**	**0.3**	9.0	0.2	13.0	0.3
Interest expense	**(35.7)**	**(0.8)**	(43.4)	(0.9)	(50.8)	(1.1)
Other income, net	**12.0**	**0.3**	33.9	0.7	—	—
Provision for loss on Internet-related investment	—	—	—	—	(30.0)	(0.6)
Income before income taxes	**472.8**	**10.2**	424.9	9.3	291.5	6.1
Provision for income taxes	**174.3**	**3.8**	161.5	3.5	124.8	2.6
Net income	**298.5**	**6.4**	263.4	5.8	166.7	3.5
Preferred dividends	—	—	4.5	0.1	4.9	0.1
Net income available to common stockholders	**$ 298.5**	**6.4%**	$ 258.9	5.7%	$ 161.8	3.4%
Net income available per common share:						
Basic	**$ 1.78**		$ 1.50		$ 0.88	
Diluted	**$ 1.77**		$ 1.45		$ 0.85	
Shares used in computing earnings per common share:						
Basic	**167.7**		173.0		183.8	
Diluted	**168.9**		179.3		191.2	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions, except for share amounts)	December 31, 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 634.7**	$ 446.5
Accounts and notes receivable, net	**182.4**	206.1
Inventories, net	**766.5**	971.2
Other current assets	**83.0**	83.1
Total current assets	**1,666.6**	1,706.9
Property, plant and equipment, net	**513.1**	421.6
Other assets, net	**64.2**	99.4
Total assets	**$ 2,243.9**	$ 2,227.9
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt, including current maturities of long-term debt	**$ 77.4**	$ 36.0
Accounts payable	**300.2**	312.6
Accrued expenses	**343.0**	318.7
Income taxes payable	**137.5**	160.9
Total current liabilities	**858.1**	828.2
Long-term debt, excluding current maturities	**541.3**	591.3
Other non-current liabilities	**75.2**	80.3
Total liabilities	**1,474.6**	1,499.8
Commitments and contingent liabilities (see Note 17)		
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized:		
Series A junior participating, 300,000 shares designated and none issued	**—**	—
Series B convertible, 100,000 shares authorized and none issued	**—**	—
Common stock, $1 par value, 650,000,000 shares authorized; 191,033,000 and 236,033,000 shares issued, respectively	**191.0**	236.0
Additional paid-in capital	**75.2**	70.0
Retained earnings	**1,210.6**	2,002.5
Treasury stock, at cost; 28,481,000 and 64,306,000 shares, respectively	**(707.2)**	(1,579.9)
Accumulated other comprehensive loss	**(0.3)**	(0.5)
Total stockholders' equity	**769.3**	728.1
Total liabilities and stockholders' equity	**$ 2,243.9**	$ 2,227.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 298.5**	$ 263.4	$ 166.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loss on Internet-related investment	—	—	30.0
Impairment of long-lived assets	—	8.1	39.8
Loss on sale of assets	—	—	57.2
Depreciation and amortization	**92.0**	94.7	108.3
Deferred income taxes and other items	**51.7**	30.6	(9.4)
Provision for credit losses and bad debt	**0.4**	4.7	14.5
Changes in operating assets and liabilities:			
Accounts and notes receivable	**17.2**	68.2	165.8
Inventories	**202.3**	(21.4)	213.9
Other current assets	**(5.2)**	1.9	1.7
Accounts payable, accrued expenses and income taxes payable	**(5.0)**	71.4	(12.7)
Net cash provided by operating activities	**651.9**	521.6	775.8
Cash flows from investing activities:			
Additions to property, plant and equipment	**(189.6)**	(106.8)	(139.2)
Proceeds from sale of property, plant and equipment	**2.0**	8.6	17.4
Proceeds from sale of installation subsidiary	**4.7**	—	—
Proceeds from early retirement of CompUSA note	—	—	123.6
Other investing activities	**(6.0)**	(0.8)	(4.1)
Net cash used in investing activities	**(188.9)**	(99.0)	(2.3)
Cash flows from financing activities:			
Purchases of treasury stock	**(286.2)**	(329.9)	(308.3)
Exercise of common stock put options	—	—	(2.1)
Proceeds from sale of common stock put options	—	—	0.3
Sale of treasury stock to employee benefit plans	**35.8**	40.6	46.3
Proceeds from exercise of stock options	**15.7**	9.0	7.4
Purchase of minority interest in consolidated subsidiary	—	—	(88.0)
Proceeds from financing obligation	—	32.3	—
Payments of dividends	**(40.8)**	(39.8)	(43.7)
Changes in short-term borrowings, net	**20.7**	(2.0)	(443.6)
Additions to long-term borrowings	—	—	346.1
Repayments of long-term borrowings	**(20.0)**	(87.7)	(17.2)
Net cash used in financing activities	**(274.8)**	(377.5)	(502.8)
Net increase in cash and cash equivalents	**188.2**	45.1	270.7
Cash and cash equivalents, beginning of period	**446.5**	401.4	130.7
Cash and cash equivalents, end of period	**$ 634.7**	$ 446.5	$ 401.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Shares at December 31,			Dollars at December 31,		
	2003	2002	2001	**2003**	2002	2001
Preferred stock						
Beginning of year	**—**	0.1	0.1	**$ —**	$ 64.5	$ 68.8
Conversion of preferred stock to common stock	**—**	(0.1)	—	**—**	(58.4)	—
Cancellation of preferred stock, net of repurchases	**—**	—	—	**—**	(6.1)	(4.3)
End of year	**—**	—	0.1	**$ —**	$ —	$ 64.5
Common stock						
Beginning of year	**236.0**	236.0	236.0	**$ 236.0**	$ 236.0	$ 236.0
Retirement of treasury stock	**(45.0)**	—	—	**(45.0)**	—	—
End of year	**191.0**	236.0	236.0	**$ 191.0**	$ 236.0	$ 236.0
Treasury stock						
Beginning of year	**(64.3)**	(59.2)	(50.2)	**$(1,579.9)**	$(1,443.5)	$(1,189.6)
Purchase of treasury stock	**(11.5)**	(12.4)	(10.7)	**(290.9)**	(317.8)	(296.4)
Issuance of common stock	**1.5**	1.6	1.3	**37.4**	43.3	33.5
Exercise of stock options and grant of stock awards	**0.8**	0.6	0.4	**18.5**	12.9	9.0
Retirement of treasury stock	**45.0**	—	—	**1,107.7**	—	—
Conversion of preferred stock to common stock	**—**	5.1	—	**—**	125.2	—
End of year	**(28.5)**	(64.3)	(59.2)	**$ (707.2)**	$(1,579.9)	$(1,443.5)
Additional paid-in capital						
Beginning of year				**$ 70.0**	$ 138.8	$ 116.1
Issuance of common stock				**0.7**	(0.3)	15.5
Restricted stock forfeitures				**—**	—	(0.9)
Exercise of stock options and grant of stock awards				**(2.0)**	(2.5)	(1.4)
Conversion of preferred stock to common stock				**—**	(66.8)	—
Stock option income tax benefits				**19.6**	0.8	1.4
Retirement of treasury stock				**(13.1)**	—	—
Purchase of minority interest, net of taxes				**—**	—	7.8
Other				**—**	—	0.3
End of year				**$ 75.2**	$ 70.0	$ 138.8
Retained earnings						
Beginning of year				**$ 2,002.5**	$ 1,787.3	$ 1,661.5
Net income				**298.5**	263.4	166.7
Series B convertible stock dividends, net of taxes				**—**	(2.9)	(3.2)
Cancellation of preferred stock, net of repurchases				**—**	(8.5)	(7.4)
Retirement of treasury stock				**(1,049.6)**	—	—
Common stock cash dividends declared				**(40.8)**	(36.8)	(30.3)
End of year				**$ 1,210.6**	$ 2,002.5	$ 1,787.3
Unearned compensation						
Beginning of year				**$ —**	$ (4.3)	$ (11.5)
Amortization of unearned compensation				**—**	4.3	7.2
End of year				**$ —**	$ —	$ (4.3)
Accumulated other comprehensive loss						
Beginning of year				**$ (0.5)**	$ (0.7)	$ (1.0)
Other comprehensive income				**0.2**	0.2	0.3
End of year				**$ (0.3)**	$ (0.5)	$ (0.7)
Total stockholders' equity				**$ 769.3**	$ 728.1	$ 778.1
Comprehensive income						
Net income				**$ 298.5**	$ 263.4	$ 166.7
Other comprehensive income, net of tax:						
Foreign currency translation adjustments				**0.3**	0.3	(0.3)
Gain (loss) on interest rate swaps, net				**(0.1)**	(0.1)	0.6
Other comprehensive income				**0.2**	0.2	0.3
Comprehensive income				**$ 298.7**	$ 263.6	$ 167.0

The accompanying notes are an integral part of these consolidated financial statements.

RADIOSHACK CORPORATION AND SUBSIDIARIES

Note 1 Description of Business

RadioShack Corporation was incorporated in Delaware in 1967. We primarily engage in the retail sale of consumer electronic goods and services through our RadioShack® store chain. Our strategy is to dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants. Throughout this report, the terms "our," "we," "us" and "RadioShack" refer to RadioShack Corporation, including its subsidiaries.

At December 31, 2003, we operated 5,121 company stores located throughout the United States, as well as in Puerto Rico and the U.S. Virgin Islands. These stores are located in major malls and strip centers, as well as individual storefronts. Each location carries a broad assortment of both private label and third-party branded products. Our product lines include electronic parts, batteries and accessories; wireless and conventional telephones; audio and video equipment; direct-to-home ("DTH") satellite systems; personal computers; personal electronics such as home air cleaners; and unique toys. We also provide consumers access to third-party services such as cellular and PCS phone and DTH satellite activation, long distance telephone service, prepaid wireless airtime and extended service plans. At December 31, 2003, we also had a network of 1,921 dealer/franchise outlets, including 55 located outside of the U.S. These outlets provide private label and third-party branded products and services to smaller communities. The dealers are generally engaged in other retail operations and augment their businesses with our products and service offerings. Our sales derived outside of the United States are not material.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include our accounts and our majority owned subsidiaries. Investments in 20% to 50% owned companies are accounted for using the equity method. Significant intercompany transactions and accounts are eliminated in consolidation.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. The most significant estimates and assumptions include the determination of estimates for third-party service deactivations in connection with revenue recognition and receivables, inventory valuation, depreciable lives of property, plant and equipment, self-insurance reserves, warranty accruals, and contingency and litigation reserves. Actual results could differ materially from those estimates.

Foreign Currency Translation: The functional currency of substantially all operations outside the U.S. is the applicable local currency. Translation gains or losses related to net assets located outside the United States are included as a component of accumulated other comprehensive loss and are classified in the stockholders' equity section of the accompanying Consolidated Balance Sheets.

Revenue Recognition: Our revenue is derived principally from the sale of private label and third-party branded products and services to consumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Certain products, such as wireless telephones and satellite systems, require the customer to use the services of a third-party service provider. In most cases, the third-party service provider will pay us a fee or commission for obtaining a new customer, as well as a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Fee or commission revenue, net of estimated service deactivations, is generally recognized at the time the customer is accepted as a subscriber of a third-party service provider. Residual income is recognized as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer, generally on a monthly basis.

Additionally, we offer repair service (i.e., non-warranty) contracts on products sold. These contracts generally provide extended service coverage for periods ranging from 12 to 60 months. We offer these contracts in all but three states on behalf of an unrelated third-party obligor. We are not considered the primary obligor on these contracts. In these circumstances, our share of commission revenue is recognized as income at the time the contract is sold. For the contracts offered in the three states where we are the primary obligor, revenues from the sale of these contracts are recognized ratably over the terms of the contracts. Costs directly related to the sale of such contracts are deferred and charged to cost of products sold proportionately as the revenues are recognized. A loss is recognized on extended service contracts if the sum of the expected costs of providing services pursuant to the contracts exceeds the related unearned revenue.

Vendor Allowances: We receive allowances from third-party service providers and product vendors through a variety of promotional programs and arrangements as a result of purchasing and promoting their products and services in the normal course of business. We consider vendor allowances received to be a reduction in the price of a vendor's products or services and record them as a component of cost of products sold when the related product or service is sold, unless the allowances represent reimbursement of specific, incremental and identifiable costs incurred to promote a vendor's products and services, in which case we record them when earned as an offset to the associated expense incurred to promote the applicable products and/or services.

Advertising Costs: Our advertising costs are expensed the first time the advertising takes place. We receive allowances from certain third-party service providers and product vendors which we record when earned as an offset to advertising expense incurred to promote the applicable products and/or services only if the allowances represent reimbursement of specific, incremental and identifiable costs (see "Vendor Allowances" above). Advertising expense was $254.4 million, $241.0 million and $253.9 million for the years ended December 31, 2003, 2002 and 2001 respectively, net of vendor allowances of $40.9 million, $59.6 million and $53.1 million, respectively.

Stock-Based Compensation: At December 31, 2003, we had stock-based employee compensation plans. We measure stock-based compensation costs under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized for our fixed price stock option plans, as the exercise price of options must be equal to or greater than the stock price on the date of grant under our incentive stock plans. The table below illustrates the effect on net income and net income available per common share as if we had accounted for our employee stock options under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the vesting period.

	Year Ended December 31,		
(In millions, except per share amounts)	**2003**	2002	2001
Net income, as reported	**$298.5**	$263.4	$166.7
Stock-based employee compensation expense included in reported net income, net of related tax effects	**14.2**	14.0	15.2
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(51.1)**	(60.5)	(60.0)
Pro forma net income	**$261.6**	$216.9	$121.9
Net income available per common share:			
Basic – as reported	**$ 1.78**	$ 1.50	$ 0.88
Basic – pro forma	**$ 1.56**	$ 1.23	$ 0.64
Diluted – as reported	**$ 1.77**	$ 1.45	$ 0.85
Diluted – pro forma	**$ 1.55**	$ 1.19	$ 0.62

The pro forma amounts in the preceding table were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Expected life in years	**6**	6	6
Expected volatility	**48.3%**	46.1%	42.3%
Annual dividend paid per share	**$ 0.25**	$ 0.22	$ 0.22
Risk free interest rate	**3.1%**	4.5%	4.9%
Fair value of options granted during year	**$ 9.63**	$13.53	$15.64

Impairment of Long-Lived Assets: Long-lived assets (primarily property, plant and equipment and goodwill) held and used by us or to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that such benefits are more likely than not to be realized.

(In millions, except per share amounts)	2003 Income (Numerator)	2003 Shares (Denominator)	2003 Per Share Amount	2002 Income (Numerator)	2002 Shares (Denominator)	2002 Per Share Amount	2001 Income (Numerator)	2001 Shares (Denominator)	2001 Per Share Amount
Net income	**$298.5**			$263.4			$166.7		
Less: Preferred stock dividends	**—**			(4.5)			(4.9)		
Basic EPS									
Net income available to common stockholders	**298.5**	**167.7**	**$1.78**	258.9	173.0	$1.50	161.8	183.8	$0.88
Effect of dilutive securities:									
Plus dividends on Series B preferred stock	**—**			4.5			4.9		
Additional contribution required if preferred stock had been converted	**—**	**—**		(3.3)	5.3		(3.5)	5.8	
Stock options		**1.2**			1.0			1.6	
Diluted EPS									
Net income available to common stockholders plus assumed conversions	**$298.5**	**168.9**	**$1.77**	$260.1	179.3	$1.45	$163.2	191.2	$0.85

Earnings per Share: Basic earnings per share is computed based only on the weighted average number of common shares outstanding for each period presented. Diluted earnings per share reflects the potential dilution that would have occurred if securities or other contracts to issue common stock were exercised, converted, or resulted in the issuance of common stock that would have then shared in the earnings of the entity. The table above reconciles the numerator and denominator used in the basic and diluted earnings per share calculations.

Options to purchase 16.8 million, 18.1 million and 12.2 million shares of common stock in 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock during the year.

Cash and Cash Equivalents: Cash on hand in stores, deposits in banks and all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value because of the short maturity of the instruments. The weighted average interest rates were 1.0% and 1.3% at December 31, 2003 and 2002, respectively, for cash equivalents totaling $566.4 million and $398.3 million, respectively.

Accounts Receivable and Allowance for Doubtful Accounts: Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising our customer base and their location in many different geographic areas of the country. However, we do have some concentration of credit risk from service providers in the wireless telephone and DTH satellite services industries, due to sales of their products and services. We maintain an allowance for doubtful accounts where accounts are determined to be uncollectible and, historically, such losses, in the aggregate, have not exceeded our expectations.

Inventories: Inventories are stated at the lower of cost (principally based on average cost) or market value and are comprised primarily of finished goods.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization are primarily calculated using the straight-line method, which amortizes the cost of the assets over their estimated useful lives. When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains and losses are recognized. Major additions and betterments are capitalized. Maintenance and repairs which do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Amortization of buildings under capital leases is included in depreciation and amortization in the Consolidated Statements of Income.

Capitalized Software Costs: We capitalize qualifying costs related to developing internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are amortized over the estimated useful life of the software, which ranges between three and five years. Capitalized software costs at December 31, 2003, 2002 and 2001, totaled $37.9 million,

$43.8 million and $46.6 million, net of accumulated amortization of $53.3 million, $39.0 million and $26.3 million, respectively.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. At December 31, 2003, the net goodwill balance totaled $2.9 million, composed primarily of goodwill resulting from the conversion of various dealer/franchise outlets to company retail stores. During 2002, we recorded an impairment of the AmeriLink Corporation, also known as RadioShack Installation Services ("RSIS"), goodwill aggregating $8.1 million, resulting in a net goodwill balance at December 31, 2002, of $2.9 million (see Note 6 for further details).

Derivatives: We have entered into interest rate swap agreements to effectively convert a portion of our long-term fixed rate debt to a variable rate. Under these agreements, we have contracted to pay a variable rate of LIBOR plus a markup and to receive fixed rates ranging from 6.950% to 7.375%. We have designated these agreements as fair value hedging instruments. The accounting for changes in the fair value of an interest rate swap depends on the use of the swap. To the extent that a derivative is effective as a hedge of an exposure to future changes in fair value, the change in the derivative's fair value is recorded in earnings, as is the change in fair value of the item being hedged. To the extent that a swap is effective as a cash flow hedge of an exposure to future changes in cash flows, the change in fair value of the swap is deferred in accumulated other comprehensive income. Any portion considered to be ineffective will be immediately reported in earnings. The differentials to be received or paid under interest rate swap contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on terminations of interest rate contracts designated as hedges are deferred and amortized into interest expense over the remaining life of the original contracts or until repayment of the hedged indebtedness.

We maintain strict internal controls over our hedging activities, which include policies and procedures for risk assessment and the approval, reporting and monitoring of all derivative financial instrument activities. We monitor our hedging positions and credit worthiness of our counter-parties and do not anticipate losses due to our counter-parties' nonperformance. We do not hold or issue derivative financial instruments for trading or speculative purposes. To qualify for hedge accounting, derivatives must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

Fair Value of Financial Instruments: The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values, due primarily to the short-term nature of their maturities or their varying interest rates.

Comprehensive Income: Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period, except for those changes resulting from investments by owners and distributions to owners. Comprehensive income is comprised of the gain (loss) on an interest rate swap used as a cash flow hedge and foreign currency translation adjustments, which are shown net of tax in the accompanying Consolidated Statements of Stockholders' Equity.

Reclassifications: Certain amounts in the December 31, 2002 and 2001, financial statements have been reclassified to conform with the December 31, 2003, presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Recently Issued Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No. 143 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited and, accordingly, liabilities recognized prior to the initial application of SFAS

No. 146 should continue to be accounted for in accordance with EITF 94-3 or other applicable preexisting guidance. We adopted SFAS No. 146 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain preexisting contracts. We adopted SFAS No. 149 effective July 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which is effective for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 establishes financial accounting and reporting standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. We adopted SFAS No. 150 effective June 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for certain guarantees existing at December 31, 2002, and expand the disclosures required by a guarantor about its obligations under a guarantee. FIN 45 also requires that we recognize guarantees entered into or modified after December 31, 2002, as a liability for the fair value of the obligation undertaken in the issuance of the guarantee. We adopted FIN 45 on January 1, 2003, its effective date, and, aside from the required disclosure provisions, made no material adjustments to our consolidated financial statements as a result of this adoption.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51." FIN 46 is intended to clarify the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. For those entities, a controlling financial interest cannot be identified based on an evaluation of voting interests and may be achieved through arrangements that do not involve voting interests. The consolidation requirement of FIN 46 is effective immediately to variable interests in variable interest entities ("VIEs") created or obtained after January 31, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R), which delayed the effective date of the application to us of FIN 46 to non-special purpose VIEs acquired or created before February 1, 2003, to the interim period ending on March 31, 2004, and provided additional technical clarifications to implementation issues. We have determined that FIN 46 does not apply to our dealer/franchise outlets and we do not expect to make material adjustments to our consolidated financial statements as a result of the adoption of this Interpretation.

In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." EITF 02-16 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 02-16 is effective prospectively for new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. We adopted EITF 02-16 effective January 1, 2003, and made no material adjustments to our consolidated financial statements as a result of this adoption.

In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF Issue No. 02-16, 'Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,' by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF 03-10 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 03-10 is effective prospectively for new arrangements, including modification of existing arrangements, entered into after December 31, 2003. We adopted EITF 03-10 effective January 1, 2004, and made no material adjustments to our consolidated financial statements as a result of this adoption.

Note 3 Accounts and Notes Receivable, Net

As of December 31, 2003 and 2002, we had the following accounts and notes receivable outstanding in the accompanying Consolidated Balance Sheets:

(In millions)	December 31, 2003	2002
Receivables from vendors and service providers	**$ 92.3**	$120.0
Trade accounts receivable	**75.6**	70.6
Other receivables	**18.6**	22.9
Allowance for doubtful accounts	**(4.1)**	(7.4)
Accounts and notes receivable, net	**$182.4**	$206.1

Receivables from vendors and service providers relate to marketing development funds, residual income, customer acquisition fees, and rebates and other promotions from our third-party service providers and product vendors, after taking into account estimates for service providers' customer deactivations and non-activations, which are factors in determining the amount of customer acquisition fees and residual income earned.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(In millions)	December 31, 2003	2002	2001
Balance at the beginning of the year	**$ 7.4**	$ 6.8	$ 6.3
Provision for bad debts included in selling, general and administrative expense	**0.4**	4.7	14.5
Uncollected receivables written off, net of recoveries	**(3.7)**	(4.1)	(14.0)
Balance at the end of the year	**$ 4.1**	$ 7.4	$ 6.8

Note 4 Property, Plant and Equipment ("PP&E"), Net

The following table outlines the ranges of estimated useful lives and balances of each major fixed asset category:

(In millions)	Range of Estimated Useful Life	December 31, 2003	2002
Land	—	**$ 35.0**	$ 35.0
Buildings	10-40 years	**169.1**	98.1
Furniture, fixtures and equipment	2-15 years	**631.8**	586.9
Leasehold improvements	Primarily, the shorter of the life of the improvements or the term of the related lease and certain renewal periods	**345.8**	337.4
Total PP&E		**1,181.7**	1,057.4
Less accumulated depreciation and amortization of capital leases		**(668.6)**	(635.8)
PP&E, net		**$ 513.1**	$ 421.6

In the second quarter of 2002, we sold and leased back our corporate technology center building, recording this transaction as a financing obligation, because we retained certain responsibilities during the lease term. Under a financing obligation, the associated assets remain on our balance sheet. This obligation has a three-year term expiring in 2005 with renewal options. The lessors are unrelated third-parties. We entered into this transaction in contemplation of and to facilitate the relocation of our corporate headquarters to a new custom-built corporate campus, which is currently being constructed and is scheduled for occupation beginning in the fourth quarter of 2004 through early 2005.

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters and recognized a loss of $44.8 million. The operating lease has a three-year term expiring in 2004 with renewal options.

Note 5 Other Assets, Net

(In millions)	December 31, 2003	2002
Notes receivable	**$ 9.8**	$ 4.0
Goodwill	**2.9**	2.9
Deferred income taxes	**22.2**	52.2
Other	**29.3**	40.3
Total other assets, net	**$64.2**	$99.4

Note 6 Impairment of Long-Lived Assets

RSIS was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. From the time of its acquisition, RSIS has incurred operating losses and negative cash flows. In 2000 and in 2001, we attempted to restructure and reorganize RSIS, but due to the overall slowdown in the economy and the market decline for professionally installed home Internet connectivity services, RSIS continued to report losses. During the fourth quarter of 2001, we prepared a revised analysis of estimated future cash flows for RSIS, which indicated that its long-lived assets were impaired. The carrying value of RSIS's long-lived assets (principally goodwill and fixed assets) exceeded the discounted present value of the estimated future cash flows by approximately $37.0 million. An impairment of goodwill for that amount was recorded and included in the accompanying Consolidated Statement of Income for 2001.

As a result of continued difficulties in the DTH business and a refocus during the fourth quarter of 2002 on our satellite installation strategy, together with a revised cash flow projection for our overall installation business, we determined that the remaining long-lived assets associated with RSIS were impaired. We compared the carrying value of these long-lived assets with their fair value and determined that the remaining goodwill balance of $8.1 million was impaired and we, therefore, recorded an impairment charge of this amount in the accompanying 2002 Consolidated Statement of Income. As of December 31, 2002, there was no remaining goodwill balance on our balance sheet relating to RSIS. On September 10, 2003, we sold RSIS, resulting in a loss of $1.8 million which was recorded in other income.

Our test concept with Blockbuster to introduce a RadioShack "store-within-a-store" at Blockbuster locations in 2001 did not provide sufficient cash flows to recover our investment in fixtures and other fixed assets. An impairment loss of $2.8 million was recorded for those assets in 2001 and is included as a component of impairment of long-lived assets in the accompanying 2001 Consolidated Statement of Income.

Note 7 Indebtedness and Borrowing Facilities

SHORT-TERM DEBT

(In millions)	December 31, **2003**	2002
Short-term debt	**$ 36.8**	$16.0
Current portion of long-term debt	**39.5**	20.0
Fair value of interest rate swaps	**0.9**	—
Current portion of capital lease obligations	**0.2**	—
Total short-term debt	**$ 77.4**	$36.0

LONG-TERM DEBT

(In millions)	December 31, **2003**	2002
Ten-year 7 3/8% note payable due in 2011	**$350.0**	$ 350.0
Ten-year 6.95% note payable due in 2007	**150.0**	150.0
Medium-term notes payable with interest rates at December 31, 2003, ranging from 6.42% to 7.35% due from 2004 to 2007	**44.5**	64.5
Financing obligation (see Note 4)	**32.3**	32.3
Notes payable with interest rates at December 31, 2003, ranging from 2.6% to 2.8% due from 2006 to 2014	**6.1**	6.1
Capital lease obligations	**0.3**	—
Unamortized debt issuance costs	**(5.8)**	(7.0)
Fair value of interest rate swaps	**4.5**	15.4
	581.9	611.3
Less current portion of:		
Notes payable	**39.5**	20.0
Fair value of interest rate swaps	**0.9**	—
Capital lease obligations	**0.2**	—
	40.6	20.0
Total long-term debt	**$541.3**	$ 591.3

Long-term borrowings and financing obligation outstanding at December 31, 2003, mature as follows:

(In millions)	**Long-Term Borrowings**	**Capital Lease**	**Financing Obligation[1]**	**Total**
2004	**$ 39.5**	**$ 0.2**	**$ —**	**$ 39.7**
2005	**—**	**0.1**	**32.3**	**32.4**
2006	**5.1**	**—**	**—**	**5.1**
2007	**150.0**	**—**	**—**	**150.0**
2008	**5.0**	**—**	**—**	**5.0**
2009 and thereafter	**351.0**	**—**	**—**	**351.0**
Total	**$550.6**	**$ 0.3**	**$ 32.3**	**$583.2**

(1) See Note 4 for discussion of financing obligation.

The fair value of our long-term debt of $581.6 million and $611.3 million at December 31, 2003 and 2002, respectively, (including current portion, but excluding 2003 capital leases) was approximately $656.7 million and $675.0 million, respectively. The fair values were computed using interest rates which were in effect at the balance sheet dates for similar debt instruments.

On May 11, 2001, we issued $350.0 million of 10-year 7 3/8% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers under SEC Rule 144A. The annual interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on

May 15, 2011. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. Because no additional debt was issued in the exchange offering, the net effect of this exchange was that no additional debt was issued on August 3, 2001, and substantially all of the notes are now registered with the SEC.

We have a $300.0 million debt shelf registration statement which became effective in August 1997. In August 1997, we issued $150.0 million of 10-year unsecured long-term notes under this shelf registration. The interest rate on the notes is 6.95% per annum with interest payable on September 1 and March 1 of each year, commencing March 1, 1998. These notes are due September 1, 2007.

We also issued, in various amounts and on various dates from December 1997 through September 1999, medium-term notes totaling $150.0 million under the shelf registration. At December 31, 2003, $44.5 million of these notes remained outstanding. The interest rates at December 31, 2003, for the outstanding $44.5 million medium-term notes ranged from 6.42% to 7.35% and had a weighted average coupon rate of 7.19%. These notes have maturities ranging from 2004 to 2008. As of December 31, 2003, there was no availability under this shelf registration.

In June and August 2003, we entered into interest rate swap agreements with underlying notional amounts of debt of $100.0 million and $50.0 million, respectively, with maturities in May 2011. Additionally, during the third quarter of 2001, we entered into several interest rate swap agreements with notional amounts totaling $150.0 million, with maturities ranging from 2004 to 2007. We entered into these agreements to effectively convert a portion of our long-term fixed rate debt to a variable rate. Under these agreements, we have contracted to pay a variable rate of LIBOR plus a markup and to receive fixed rates ranging from 6.950% to 7.375%. We have designated these agreements as fair value hedging instruments. We recorded an amount in other assets, net, of $4.5 million and $15.4 million (their fair value) at December 31, 2003 and 2002, respectively, for the swap agreements and adjusted the fair value of the related debt by the same amount. Fair value was computed using interest rates which were in effect as of December 31, 2003 and 2002, respectively, for similar instruments.

SHORT-TERM BORROWING FACILITIES

	Year Ended December 31,		
(In millions)	**2003**	2002	2001
Domestic seasonal bank credit lines and bank money market lines:			
Lines available at year end	**$700.0**	$705.0	$774.0
Loans outstanding at year end	**—**	—	—
Weighted average interest rate at year end	**—**	—	—
Weighted average loans outstanding	**$ —**	$ —	$ 22.1
Weighted average interest rate during year	**—**	—	5.7%
Short-term foreign credit lines:			
Lines available at year end	**$ 7.2**	$ 15.8	$ 24.5
Loans outstanding at year end	**—**	—	—
Weighted average interest rate at year end	**—**	—	—
Weighted average loans outstanding	**$ —**	$ —	$ 1.9
Weighted average interest rate during year	**—**	2.1%	4.9%
Letters of credit and banker's acceptance lines of credit:			
Lines available at year end	**$162.7**	$167.4	$206.0
Acceptances outstanding at year end	**—**	—	—
Letters of credit open against outstanding purchase orders at year end	**$ 20.0**	$ 26.4	$ 31.2
Commercial paper credit facilities:			
Commercial paper outstanding at year end	**$ —**	$ —	$ —
Weighted average interest rate at year end	**—**	—	—
Weighted average commercial paper outstanding	**$ —**	$ 0.1	$ 83.2
Weighted average interest rate during year	**—**	2.0%	5.8%

Our short-term credit facilities, including revolving credit lines, are summarized in the accompanying short-term borrowing facilities table above. The method used to compute averages in the short-term borrowing facilities table is based on a daily weighted average computation that takes into consideration the time period such debt was outstanding, as well as the amount outstanding. Our financing, primarily short-term debt, consists of short-term seasonal bank debt and commercial paper. The commercial paper and the short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that can be outstanding is limited to a maximum of the unused portion of our $600 million bank syndicated revolving credit facility described in more detail below.

In the second quarter of 2003, we replaced our existing $300.0 million 364-day revolving credit facility and amended our $300.0 million five-year credit facility. These facilities' maturity dates are June 2004 for the $300.0 million 364-day revolving credit facility and June 2007 for the $300.0 million five-year revolving credit facility. The terms of these revolving credit facilities are substantially similar to the previous facilities. These revolving credit facilities will support any future commercial paper borrowings and are otherwise available for our general corporate purposes. As of December 31, 2003, there were no outstanding borrowings under these credit facilities.

We established an employee stock ownership trust in June 1990. Further information on the trust and its related indebtedness, which we guaranteed, is detailed in the discussion of the RadioShack 401(k) Plan in Note 22.

Note 8 Treasury Stock Retirement

On December 11, 2003, our Board of Directors approved the retirement of 45.0 million shares of our common stock held as treasury stock. These shares returned to the status of authorized and unissued. Additional details of the transaction may be seen on our 2003 Consolidated Statement of Stockholders' Equity.

Note 9 Accrued Expenses

(In millions)	December 31, **2003**	2002
Payroll and bonuses	**$ 76.7**	$ 56.4
Insurance	**70.0**	65.6
Sales and payroll taxes	**45.5**	49.0
Other	**150.8**	147.7
Total accrued expenses	**$ 343.0**	$ 318.7

Note 10 Business Restructurings

In 1996 and 1997, we initiated certain restructuring programs in which a number of our former McDuff, Computer City and Incredible Universe retail stores were closed. We still have certain real estate obligations related to some of these stores and, at December 31, 2003, the balance in the restructuring reserve was $17.0 million, consisting of the remaining estimated real estate obligations to be paid. An additional provision of $6.5 million was added during 2003, while costs of $5.8 million were charged against this reserve during the corresponding period. In the accompanying 2003 Consolidated Balance Sheet, the balance in the restructuring reserve is classified in other current liabilities. This reserve represents the revised expected costs for these real estate lease obligations. If these facilities' sublease income declines in their respective markets or if it takes longer than expected to sublease or dispose of these facilities, the actual losses could exceed this reserve estimate. Costs will continue to be incurred over the remaining terms of the related leases, the longest of which is 16 years.

In 2001, we initiated an additional restructuring program related primarily to a general reduction of our corporate management and administrative labor force, mainly for early retirement and involuntary and voluntary employee severance, closure of our national commercial installation business, and closure of 35 underperforming RadioShack stores. During the first quarter of 2002, we completed a significant portion of the remaining restructuring program, utilizing the reserves established in 2001. As of December 31, 2002, $3.8 million of the remaining restructuring reserve was classified in accrued expenses and the remaining balance of $2.8 million was classified in other non-current liabilities in the accompanying 2002 Consolidated Balance Sheet, to be used principally for the remaining cash commitments associated with the long-term compensation and lease commitment obligations.

Note 11 Loss on Sale of Assets

On August 31, 1998, we completed the sale of our wholly owned subsidiary, Computer City, Inc., to CompUSA Inc. for cash and an unsecured note of $136.0 million. On June 22, 2001, we received $123.6 million for the final determination of the purchase price and settlement of the $136.0 million note, resulting in an additional loss of $12.4 million from the sale of Computer City, Inc. Additionally, in the fourth quarter of 2001, we sold and leased back most of our corporate headquarters at a loss of $44.8 million in anticipation of the building of our new corporate headquarters. These losses were recorded in 2001 and are included in the accompanying Consolidated Statements of Income as a loss on sale of assets.

Note 12 Gain on Contract Termination

RadioShack and Microsoft Corporation mutually agreed during 2002 to terminate their agreement and settle the remaining commitments each had to one another.

The termination of this agreement took effect at the start of the fourth quarter of 2002, upon satisfaction of several contractual obligations. The net financial result was an $18.5 million gain (principally cash received), driven primarily by the settlement of a multi-year obligation Microsoft had to connect our stores with broadband capabilities.

Note 13 Provision for Loss on Internet-Related Investment

During the second quarter of 2000, we made a $30.0 million cash investment in Digital:Convergence Corporation ("DC"), a privately-held Internet technology company. In the first quarter of 2001, we believed that our investment had experienced a decline in value that, in our opinion, was other than temporary. This belief was due to DC's inability to secure financing at that time, as well as its commencement of restructuring activities involving the termination of much of its workforce and the curtailing of its business activities. As such, we recorded a loss provision equal to our initial investment. DC subsequently filed for bankruptcy on March 22, 2002.

Note 14 Income Taxes

Deferred tax assets and liabilities as of December 31, 2003 and 2002, were comprised of the following:

(In millions)	December 31, 2003	2002
Deferred tax assets		
Insurance reserves	**$22.4**	$ 22.8
Depreciation and amortization	**—**	12.5
Deferred compensation	**23.8**	18.7
Inventory adjustments, net	**6.5**	0.3
Restructuring reserves	**6.5**	6.2
Bad debt reserve	**1.6**	2.8
Other	**29.0**	44.9
Total deferred tax assets	**89.8**	108.2
Deferred tax liabilities		
Deferred taxes on foreign operations	**14.5**	11.0
Depreciation and amortization	**10.3**	—
Other	**3.1**	3.7
Total deferred tax liabilities	**27.9**	14.7
Net deferred tax asset	**$61.9**	$ 93.5
The net deferred tax asset is classified as follows:		
Other current assets	**$39.7**	$ 41.3
Non-current assets	**22.2**	52.2
Net deferred tax asset	**$61.9**	$ 93.5

The components of the provision for income taxes and a reconciliation of the U.S. statutory tax rate to our effective income tax rate are given in the two accompanying tables.

INCOME TAX EXPENSE

(In millions)	Year Ended December 31, 2003	2002	2001
Current			
Federal	**$117.5**	$127.3	$137.3
State	**21.9**	13.3	18.2
Foreign	**3.3**	3.3	2.9
	142.7	143.9	158.4
Deferred			
Federal	**33.5**	17.5	(26.0)
State	**(1.9)**	0.1	(7.6)
	31.6	17.6	(33.6)
Provision for income taxes	**$174.3**	$161.5	$124.8

STATUTORY VS. EFFECTIVE TAX RATE

(In millions)	Year Ended December 31, 2003	2002	2001
Components of income from continuing operations:			
United States	**$456.5**	$408.8	$272.1
Foreign	**16.3**	16.1	19.4
Income before income taxes	**472.8**	424.9	291.5
Statutory tax rate	**x35.0%**	x35.0%	x35.0%
Federal income tax expense at statutory rate	**165.5**	148.7	102.0
State income taxes, net of federal benefit	**13.0**	8.7	6.9
Non-deductible goodwill	**—**	2.8	13.8
Other, net	**(4.2)**	1.3	2.1
Total income tax expense	**$174.3**	$161.5	$124.8
Effective tax rate	**36.9%**	38.0%	42.8%

We anticipate that we will generate sufficient pre-tax income in the future to realize the full benefit of U.S. deferred tax assets related to future deductible amounts. Accordingly, a valuation allowance was not required at December 31, 2003 or 2002. Our tax returns are subject to examination by taxing authorities in various jurisdictions. The Internal Revenue Service is currently in the process of concluding its examination of our federal income tax returns for the taxable years from 1993 through 2001. Several states are also currently in the process of examining our state income tax returns. We record tax reserves based on our best estimate of current tax exposures in the relevant jurisdictions. While we believe that the reserves recorded in the consolidated financial statements accurately reflect our tax exposures, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established, or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates. Accordingly, our effective tax rate for a particular period may materially change.

Note 15 Minority Interest in Subsidiary

In November 1999, we formed a limited liability company, RadioShack.com LLC, and in January 2000 Microsoft Corporation contributed $100.0 million for 100% of the preferred units in this company. On July 6, 2001, we purchased all of Microsoft's preferred units in RadioShack.com LLC for $88.0 million, thereby eliminating the minority interest in RadioShack.com LLC. The difference in the initial price of the preferred units and repurchase price was treated as a redemption of mandatorily redeemable preferred units, which resulted in an increase to additional paid-in capital.

Note 16 Litigation

On July 28, 2003, we received payment of $15.7 million resulting from the favorable settlement of a lawsuit we had previously filed. We recorded this settlement in the accompanying Consolidated Statement of Income in the third quarter of 2003 as other income of $10.7 million, net of legal expenses of $5.0 million paid as a result of the lawsuit.

In October 2002, a court approved the final settlement of $29.9 million in a class action lawsuit, which was originally filed in March 2000 in Orange County, California. Actual payments under this lawsuit totaled $29.0 million. The lawsuit related to the alleged miscalculation of overtime wages for certain of our former and current employees in that state.

Additionally, in the second quarter of 2002, we received payments of $27.7 million in partial settlement of amounts owed to us under a tax sharing agreement that was the subject of an arbitration styled Tandy Corporation and T.E. Electronics, Inc. vs. O'Sullivan Industries Holdings, Inc. This partial settlement followed a ruling in RadioShack's favor by the arbitration panel. This arbitration was commenced in July 1999 and the settlement also requires O'Sullivan to make ongoing payments under this tax sharing agreement that was entered into by the parties at the time of O'Sullivan's initial public offering.

We are currently a party to a class action lawsuit, styled Alphonse L. Perez, et al. v. RadioShack Corporation, filed in the United States District Court for the Northern District of Illinois, alleging that we misclassified certain RadioShack store managers as exempt from overtime in violation of the Fair Labor Standards Act. While the alleged damages in this lawsuit are undetermined, they could be substantial. We believe that we have meritorious defenses and we are vigorously defending this case. Furthermore, we fully expect this case to be favorably determined as a matter of federal law. If, however, an adverse resolution of the litigation occurs, we believe it could have a material adverse effect on our results of operations for the year in which resolution occurs. However, we do not believe that such an adverse resolution would have a material impact on our financial condition or liquidity. The liability, if any, associated with this matter was not determinable at December 31, 2003.

We have various pending claims, lawsuits, disputes with third parties, investigations and actions incidental to the operation of our business. Although occasional adverse settlements or resolutions may occur and negatively impact earnings in the year of settlement, it is our opinion that their ultimate resolution will not have a materially adverse effect on our financial condition or liquidity.

Note 17 Commitments and Contingent Liabilities

Lease Commitments: We lease rather than own most of our facilities. Our retail stores comprise the largest portion of our leased facilities. These stores are located primarily in major shopping malls and shopping centers owned by other companies. Some leases are based on a minimum rental plus a percentage of the store's sales in excess of a stipulated base figure. We also lease distribution centers and office space.

Future minimum rent commitments at December 31, 2003, under long-term noncancelable operating leases (net of immaterial amounts of sublease rent income) are included in the following table.

(In millions)	
2004	**$183.7**
2005	**161.5**
2006	**118.2**
2007	**82.5**
2008	**54.5**
2009 and thereafter	**95.0**
Total minimum lease payments	**$695.4**

Future minimum rent commitments in the table above exclude future rent obligations associated with stores closed under the 1996 restructuring plan. Estimated payments to settle future rent obligations associated with these stores have been accrued in the restructuring reserve (see Note 10).

RENT EXPENSE

(In millions)	Year Ended December 31, 2003	2002	2001
Minimum rents	**$245.7**	$240.9	$226.3
Contingent rents	**4.4**	4.0	4.0
Total rent expense	**$250.1**	$244.9	$230.3

Contingent Liabilities: We have contingent liabilities related to retail leases of locations which were assigned to other businesses. The majority of these contingent liabilities relate to various lease obligations arising from leases that were assigned to CompUSA, Inc. as part of the sales of our Computer City, Inc. subsidiary to CompUSA, Inc. in August 1998. In the event CompUSA or the other assignees, as applicable, are unable to fulfill their obligations, we would be responsible for rent due under the leases. Our rent exposure from the remaining undiscounted lease commitments with no projected sublease income is approximately $183 million. However, we have no reason to believe that CompUSA or the other assignees will not fulfill their obligations under these leases; consequently, we do not believe there will be a material impact on our financial statements.

Note 18 Stock Options and Performance Awards

We have implemented several plans to award employees stock-based compensation. Under the Incentive Stock Plans ("ISPs") described below, the exercise price of options must be equal to or greater than the fair market value of a share of our common stock on the date of grant. The 1997, 1999 and 2001 ISPs each terminate after ten years; no option or award may be granted under the ISPs after the ISP termination date. The Management Development and Compensation Committee (the "Committee") specifies the terms for grants of options under these ISPs; terms of these options may not exceed 10 years. Grants of options generally vest over three years and grants typically have a term of seven or 10 years. Option agreements issued under the ISPs generally provide that, in the event of a change in control, all options become immediately and fully exercisable. Repricing or exchanging options for lower priced options is not permitted under the ISPs without shareholder approval.

The 1997, 1999 and 2001 ISPs specify that each of our non-employee directors will receive a grant of non-qualified stock options (options which are not incentive stock options) ("NQs") for 16,000 shares of our common stock on the first business day of September each year ("Director Options"). However, Director Option grants are not made under more than one ISP in the same year. New directors, upon election or appointment, will receive a one-time grant of 20,000 shares at the time they attend their first Board meeting, and these new directors will not receive the annual Director Option grant until they have served at least one year. Director Options under the 1997 ISP have an exercise price of 100% of the fair market value of our common stock on the trading day prior to the date of grant. Director Options under the 1999 and 2001 ISPs have an exercise price of 100% of the fair market value of a share of our common stock on the date of grant. If a grant is made under the 1999 or 2001 ISPs on a non-trading date, the closest previous trading date is used. Under these ISPs, one-third of the Director Options vest annually on the first three anniversary dates of the date of grant and options expire ten years after the date of grant.

A brief description of each our stock plans follows:

> *1993 Incentive Stock Plan ("1993 ISP"):* The 1993 ISP permitted the grant of up to 12.0 million shares in the form of incentive stock options ("ISOs"), NQs and restricted stock. There were no shares available on December 31, 2003, for grants under the 1993 ISP. The 1993 ISP terminated on March 28, 2003, and no further grants may be made under this plan.

> *1994 Stock Incentive Plan ("1994 SIP"):* As part of the purchase of AmeriLink in 1999 (see Note 6), we assumed the existing AmeriLink Corporation 1994 Stock Incentive Plan and certain related agreements and agreed to convert AmeriLink's stock options to stock options to purchase our stock, subject to an agreed upon exchange ratio and conversion price. Thus, the AmeriLink 1994 SIP was assumed and adopted by us in 1999. All options in the 1994 SIP were fully vested on the date of transition and management has determined that no further grants will be made under this plan, although 53,259 shares were still available at December 31, 2003, under the 1994 SIP. There were certain restricted stock agreements that

were also assumed by us at the time of acquisition. On September 10, 2003, we sold RSIS.

> *1997 Incentive Stock Plan ("1997 ISP"):* The 1997 ISP permits the grant of up to 11.0 million shares in the form of ISOs, NQs and restricted stock. The 1997 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million shares. There were 366,145 shares available on December 31, 2003, for grants under the 1997 ISP.

> *1999 Incentive Stock Plan ("1999 ISP"):* The 1999 ISP permits the grant of up to 9.5 million shares in the form of NQs to broad-based employee groups, primarily our 5,000 plus store managers and to other eligible employees and non-employee directors. Grants of restricted stock, performance awards and options intended to qualify as ISO's under the Internal Revenue Code are not authorized under the 1999 ISP. The 1999 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million shares. There were 516,088 shares available on December 31, 2003, for grants under the 1999 ISP.

> *2001 Incentive Stock Plan ("2001 ISP"):* The 2001 ISP permits the grant of up to 9.2 million shares in the form of ISOs and NQs. The 2001 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 0.5 million shares. There were 5,340,986 shares available on December 31, 2003, for grants under the 2001 ISP.

Stock Option Activity: See tables below for a summary of stock option transactions under our stock option plans and information about fixed price stock options.

SUMMARY OF STOCK OPTION TRANSACTIONS

	2003		2002		2001	
(Share amounts in thousands)	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**22,816**	**$34.32**	22,869	$34.34	15,179	$34.33
Grants[1]	**3,541**	**21.31**	1,515	28.80	9,384	34.42
Exercised	**(755)**	**20.72**	(525)	17.50	(378)	19.84
Forfeited	**(1,713)**	**33.85**	(1,043)	35.23	(1,316)	38.93
Outstanding at end of year	**23,889**	**$32.85**	22,816	$34.32	22,869	$34.34
Exercisable at end of year	**17,438**	**$34.99**	14,227	$34.25	9,589	$31.20

(1) The number of options granted in 2001 was higher than 2002 and 2003 due to the issuance of options to employees in both February and December of 2001. The December 2001 grant did not include named executive officers or directors.

FIXED PRICE STOCK OPTIONS

	Options Outstanding			**Options Exercisable**	
(Share amounts in thousands) **Range of Exercise Prices**	**Shares Outstanding at Dec. 31, 2003**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares Exercisable at Dec. 31, 2003**	**Weighted Average Exercise Price**
$10.47 - 20.85	**4,816**	**4.95 years**	**$18.44**	**1,774**	**$14.32**
21.08 - 28.03	**4,185**	**5.09**	**26.02**	**3,952**	**26.16**
28.55 - 37.19	**4,145**	**5.16**	**29.22**	**2,348**	**29.06**
38.35 - 39.03	**5,710**	**6.92**	**38.49**	**4,331**	**38.54**
42.41 - 69.34	**5,033**	**5.18**	**48.91**	**5,033**	**48.91**
$10.47 - 69.34	**23,889**	**5.53 years**	**$32.85**	**17,438**	**$34.99**

Restricted Stock: We may also use restricted stock grants to compensate certain of our employees. As of December 31, 2003, no shares of restricted stock were outstanding. Compensation expense related to restricted shares is recognized ratably over the related service period. This expense totaled $0.7 million for the year ended December 31, 2001. There was no expense for the years ended December 31, 2003 and 2002.

In 1998, the Committee granted a total of 172,000 shares of restricted stock awards to three executive officers. Of these awards, 100,000 shares vested ratably over three years and were fully vested in 2001. The remaining 72,000 shares vested in 1999. In 1999, the Committee granted 10,000 shares of restricted stock awards to two executive officers. These awards were to vest ratably over three years; 4,000 of these awards were canceled in 2000. At December 31, 2001, all of the 1999 shares granted had either vested or been canceled. In 2000, the Committee granted a total of 66,712 shares of restricted stock awards to 38 executive officers and these awards vested ratably over three years, subject to the achievement of certain performance targets each year. At December 31, 2003, none of these shares granted in 2000 remained outstanding. No restricted awards were granted in 2001, 2002 or 2003.

Note 19 Deferred Compensation Plans

The Executive Deferred Compensation Plan and the Executive Deferred Stock Plan ("Compensation Plans") became effective on April 1, 1998. These plans permit employees who are corporate or division officers to defer up to 80% of their base salary and/or bonuses. Certain executive officers may defer up to 100% of their base salary and/or bonuses. In addition, officers are permitted to defer delivery of any restricted stock or stock acquired under an NQ exercise that would otherwise vest. Cash deferrals may be made in our common stock or mutual funds; however, restricted stock deferrals and deferrals of stock acquired under an NQ exercise may only be made in our common stock. We match 12% of salary and bonus deferrals in the form of our common stock. We will match an additional 25% of salary and bonus deferrals if the deferral period exceeds five years and the deferrals are invested in our common stock. Payment of deferrals will be made in cash or our common stock in accordance with the employee's specifications at the time of the deferral; payments to the employee will be in a lump sum or in annual installments not to exceed 20 years.

We contributed $0.4 million, $0.5 million and $1.4 million to the Compensation Plans for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 20 Termination Protection Plans

In August 1990 and in May 1995, our Board of Directors approved termination protection plans and amendments to the termination protection plans, respectively. These plans provide for defined termination benefits to be paid to our eligible employees who have been terminated, without cause, following a change in control of our company. In addition, for a certain period of time following an employee's termination, we, at our expense, must continue to provide on behalf of the terminated employee certain employment benefits. In general, during the twelve months following a change in control, we may not terminate or change existing employee benefit plans in any way which would affect accrued benefits or decrease the rate of our contribution to the plans. There have been no payments under these protection plans for the years shown.

Note 21 Company Stock Purchase Plan

Eligible employees may contribute 1% to 7% of their annual compensation to purchase our common stock at the monthly average daily closing price. We match 40%, 60% or 80% of the employee's contribution, depending on the employee's length of continuous participation in the Stock Purchase Plan. This match is also in the form of our common stock. Company contributions to the Stock Plan amounted to $15.4 million, $15.1 million and $15.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 22 RadioShack 401(k) Plan

The RadioShack 401(k) Plan ("Plan") is a defined contribution plan. Eligible employees may direct their contributions into various investment options, including investing in our common stock. Participants may defer, via payroll deductions, 1% to 8% of their annual compensation. Contributions per participant are limited to certain annual maximums permitted by the Internal Revenue Code. Any contributions made by us are discretionary and, if made, go directly to the Plan for investment in our common stock. Effective April 1, 2002, a participant becomes fully vested in the Plan contributions we made on his on her behalf on the third anniversary of the participant's employment date. At January 1, 2004, the Plan year was changed to a calendar year basis.

TESOP Portion of the Plan: On July 31, 1990, the trustee of the Plan borrowed $100.0 million at an interest rate of 9.34%; this amount was paid off on June 30, 2000 ("TESOP Notes"). The Plan trustee used the proceeds from the 1990 issuance of the TESOP Notes to purchase from us 100,000 shares of TESOP Preferred Stock at a price of $1,000 per share. In December 1994, the Plan entered into an agreement with an unrelated third-party to refinance up to $16.7 million of the TESOP Notes in a series of six annual notes (the "Refinanced Notes"), beginning December 30, 1994. As of December 31, 1999, the Plan had borrowed all of the $16.7 million for the refinancing of the TESOP Notes. As of December 31, 2002, the Plan had repaid all of the Refinanced Notes. Dividend payments and contributions received by the Plan from us were used to repay the indebtedness.

Each share of TESOP Preferred Stock was convertible into 87.072 shares of our common stock. The annual cumulative dividend on TESOP Preferred Stock was $75.00 per share, payable semiannually. Because we had guaranteed the repayment of the Refinanced Notes, the indebtedness of the Plan was recognized as a liability in the accompanying Consolidated Balance Sheets. An offsetting charge was made in the stockholders' equity section of the 2001 Consolidated Balance Sheet to reflect unearned compensation related to the Plan. On December 31, 2002, all shares of TESOP Preferred Stock were converted into our common stock and all unearned compensation related to the Plan was recognized as of that date.

Compensation and interest expense related to the Plan before the reduction for the allocation of dividends are presented below for each year ended December 31:

(In millions)	**2003**	2002	2001
Compensation expense	**$ —**	$ 4.3	$ 6.4
Accrued additional contribution	**—**	4.1	—
Interest expense	**—**	0.2	0.8

The last allocation of TESOP Preferred Stock to participants was made as of the Plan year ended March 31, 2003, and was based on the total debt service made on the indebtedness. As shares of the TESOP Preferred Stock were allocated to Plan participants, compensation expense was recorded and unearned compensation was reduced. Interest expense on the Refinanced Notes was also recognized as a cost of the Plan. The compensation component of the Plan expense was reduced by the amount of dividends accrued on the TESOP Preferred Stock, with any dividends in excess of the compensation expense reflected as a reduction of interest expense.

Contributions made by us to the Plan for the years ended December 31, 2002 and 2001, totaled $4.0 million and $8.6 million, respectively, including dividends paid on the TESOP Preferred Stock of $4.5 million and $4.9 million, respectively.

As of December 31, 2002, all of the original 100,000 shares of TESOP Preferred Stock were converted into 5.1 million shares of our common stock and allocated to participants' accounts in the Plan.

Note 23 Treasury Stock Repurchase Program

On February 20, 2003, our Board of Directors authorized a new repurchase program for 15.0 million shares, which was in addition to our 25.0 million share repurchase program that was completed during the second quarter of 2003. The 15.0 million share repurchase program has no expiration date and allows shares to be repurchased in the open market. We repurchased 9.9 million shares of our common stock for $251.0 million for the year ended December 31, 2003, under our combined 40.0 million share repurchase programs. The funding required for these share repurchase programs will come from cash generated from net sales and operating revenues and cash and cash equivalents. Under our programs described above, we will also repurchase shares in the open market to offset the sales of shares to our employee benefit plans. At February 20, 2004, there were 8.9 million shares available to be repurchased under the 15.0 million share repurchase program.

The purchases under the share repurchase program described above are in addition to the shares required for employee benefit plans, which are repurchased from our treasury stock throughout the year.

Note 24 Preferred Share Purchase Rights

In July 1999, we amended and restated a stockholder rights plan which declared a dividend of one right for each outstanding share of our common stock. The rights plan, as amended and restated, will expire on July 26, 2009. The rights are currently represented by our common stock certificates. When the rights become exercisable, they will entitle each holder to purchase 1/10,000th of a share of our Series A Junior Participating Preferred Stock for an exercise price of $250 (subject to adjustment). The rights will become exercisable and will trade separately from the common stock only upon the date of public announcement that a person, entity or group ("Person") has acquired 15% or more of our outstanding common stock without the consent or approval of the disinterested directors ("Acquiring Person") or ten days after the commencement or public announcement of a tender or exchange offer which would result in any Person becoming an Acquiring Person. In the event that any Person becomes an Acquiring Person, the rights will be exercisable for 60 days thereafter for our common stock with a market value (as determined under the rights plan) equal to twice the exercise price. In the event that, after any Person becomes an Acquiring Person, we engage in certain mergers, consolidations, or sales of assets representing 50% or more of our assets or earning power with an Acquiring Person (or Persons acting on behalf of or in concert with an Acquiring Person) or in which all holders of common stock are not treated alike, the rights will be exercisable for common stock of the acquiring or surviving company with a market value (as determined under the rights plan) equal to twice the exercise price. The rights will not be exercisable by any Acquiring Person. The rights are redeemable at a price of $0.01 per right prior to any Person becoming an Acquiring Person or, under certain circumstances, after a Person becomes an Acquiring Person.

Note 25 Dividends Declared

We declared dividends of $0.25, $0.22 and $0.165 for the years 2003, 2002 and 2001, respectively. On July 25, 2001, we announced that we would pay cash dividends on an annual, instead of quarterly, basis beginning in 2002. Dividends declared in 2002 and thereafter have been paid annually in December.

Note 26 Product Sales Information

Our net sales and operating revenues are summarized by groups of similar products and services as follows:

	Year Ended December 31,		
(In millions)	**2003**	2002	2001
Wireless products and services	**$ 1,623.2**	$ 1,419.9	$ 1,297.5
Home entertainment products and services	**737.9**	855.2	1,121.4
Computer products	**455.9**	456.8	461.1
Power and technical products	**634.1**	623.9	618.9
Personal electronics, toys and personal audio products	**588.1**	576.2	562.0
Wired and radio products and other[1]	**610.1**	645.2	714.8
	$ 4,649.3	$ 4,577.2	$ 4,775.7

(1) Other includes outside sales of our retail support operations, service plan income and store repair income.

Note 27 Supplemental Cash Flow Information

Cash flows from operating activities included cash payments as follows:

	Year Ended December 31,		
(In millions)	**2003**	2002	2001
Interest paid	**$ 35.0**	$ 43.9	$ 48.4
Income taxes paid	**153.5**	160.2	171.2

Note 28 Related Party Transactions

In April 2002, we entered into a supply chain management consulting agreement with a company affiliated with a corporation whose chairman and chief executive officer is a member of our Board of Directors and who currently serves on the Corporate Governance and Management Development and Compensation Committees of our Board of Directors. Under this agreement, we incurred approximately $1.8 million and $8.2 million in consulting fees during the years ended December 31, 2003 and 2002, respectively.

Note 29 Quarterly Data (Unaudited)

As our operations are predominantly retail oriented, our business is subject to seasonal fluctuations, with the fourth quarter being the most significant in terms of sales and profits because of the winter holiday selling season.

(In millions, except per share amounts)	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
Year ended December 31, 2003:				
Net sales and operating revenues	**$1,070.3**	**$1,025.0**	**$1,063.6**	**$1,490.4**
Gross profit	**$ 527.4**	**$ 521.2**	**$ 532.7**	**$ 734.4**
SG&A expense	**$ 407.8**	**$ 406.6**	**$ 421.4**	**$ 504.2**
Net income	**$ 56.6**	**$ 57.5**	**$ 57.1**	**$ 127.3**
Net income available to common stockholders	**$ 56.6**	**$ 57.5**	**$ 57.1**	**$ 127.3**
Net income available per common share:				
Basic	**$ 0.33**	**$ 0.34**	**$ 0.34**	**$ 0.77**
Diluted	**$ 0.33**	**$ 0.34**	**$ 0.34**	**$ 0.77**
Shares used in computing earnings per common share:				
Basic	**171.4**	**168.9**	**166.1**	**164.5**
Diluted	**171.8**	**169.8**	**167.6**	**166.3**
Year ended December 31, 2002:				
Net sales and operating revenues	$1,034.4	$ 998.1	$1,047.0	$1,497.7
Gross profit	$ 519.7	$ 510.1	$ 521.4	$ 687.1
SG&A expense	$ 393.2	$ 421.3	$ 420.0	$ 483.7(1)
Net income	$ 57.6	$ 51.8	$ 44.9	$ 109.1(1)
Preferred dividends	$ 1.2	$ 1.1	$ 1.1	$ 1.1
Net income available to common stockholders	$ 56.4	$ 50.7	$ 43.8	$ 108.0
Net income available per common share:				
Basic	$ 0.32	$ 0.29	$ 0.25	$ 0.64
Diluted	$ 0.31	$ 0.28	$ 0.25	$ 0.63
Shares used in computing earnings per common share:				
Basic	176.8	174.4	172.1	168.7
Diluted	183.6	181.5	178.0	174.2

The sum of the quarterly net income available per common share amounts may not total to full year amounts, since these computations are made independently for each quarter and full year and take into account the weighted average number of common stock equivalent shares outstanding for each period, including the effect of dilutive securities for that period.

(1) In the fourth quarter of 2002, we recorded the following significant items:
- *$18.5 million gain from the termination of a Microsoft contract and*
- *$8.1 million impairment of long-lived assets for RSIS.*

Selected Financial Data (Unaudited)

RADIOSHACK CORPORATION AND SUBSIDIARIES

(Dollars and shares in millions, except per share amounts, ratios, locations and square footage)	Year Ended December 31,				
	2003	2002	2001	2000	1999
Statements of Income Data					
Net sales and operating revenues	**$4,649.3**	$4,577.2	$4,775.7	$4,794.7	$4,126.2
Operating income	**$ 483.7**	$ 425.4	$ 359.3	$ 629.7	$ 497.3
Net income	**$ 298.5**	$ 263.4	$ 166.7	$ 368.0	$ 297.9
Net income available per common share:					
Basic	**$ 1.78**	$ 1.50	$ 0.88	$ 1.94	$ 1.51
Diluted	**$ 1.77**	$ 1.45	$ 0.85	$ 1.84	$ 1.43
Shares used in computing earnings per common share:					
Basic	**167.7**	173.0	183.8	187.3	194.2
Diluted	**168.9**	179.3	191.2	197.7	205.0
Gross profit as a percent of sales	**49.8%**	48.9%	48.1%	49.4%	50.5%
SG&A expense as a percent of sales	**37.4%**	37.8%	35.9%	34.1%	36.2%
Balance Sheet Data					
Inventories	**$ 766.5**	$ 971.2	$ 949.8	$1,164.3	$ 861.4
Total assets	**$2,243.9**	$2,227.9	$2,245.1	$2,576.5	$2,142.0
Working capital	**$ 808.5**	$ 878.7	$ 887.9	$ 585.8	$ 478.1
Capital structure:					
Current debt	**$ 77.4**	$ 36.0	$ 105.5	$ 478.6	$ 188.9
Long-term debt	**$ 541.3**	$ 591.3	$ 565.4	$ 302.9	$ 319.4
Total debt	**$ 618.7**	$ 627.3	$ 670.9	$ 781.5	$ 508.3
Total debt, net of cash and cash equivalents	**$ (16.0)**	$ 180.8	$ 269.5	$ 650.8	$ 343.7
Stockholders' equity	**$ 769.3**	$ 728.1	$ 778.1	$ 880.3	$ 830.7
Total capitalization[1]	**$1,388.0**	$1,355.4	$1,449.0	$1,661.8	$1,339.0
Long-term debt as a % of total capitalization[1]	**39.0%**	43.6%	39.0%	18.2%	23.9%
Total debt as a % of total capitalization[1]	**44.6%**	46.3%	46.3%	47.0%	38.0%
Book value per common share at year end	**$ 4.73**	$ 4.24	$ 4.40	$ 4.74	$ 4.36
Financial Ratios					
Return on average stockholders' equity	**39.9%**	35.0%	20.1%	43.0%	35.5%
Return on average assets	**13.4%**	11.8%	6.9%	15.6%	14.4%
Annual inventory turnover	**2.7**	2.4	2.3	2.4	2.3
Ratio of earnings to fixed charges[2]	**4.87**	4.40	3.28	5.73	5.55
Other Data					
Dividends declared per common share	**$ 0.250**	$ 0.220	$ 0.165	$ 0.220	$ 0.205
Dividends paid per common share	**$ 0.250**	$ 0.220	$ 0.220	$ 0.220	$ 0.200
Capital expenditures	**$ 189.6**	$ 106.8	$ 139.2	$ 119.6	$ 102.4
Number of RadioShack retail locations at year end	**7,042**	7,213	7,373	7,199	7,186
Average square footage per company store	**2,450**	2,400	2,350	2,300	2,300
Comparable company store sales increase (decrease)	**2%**	(1%)	1%	11%	12%

(1) Capitalization is defined as total debt plus total stockholders' equity.

(2) Earnings used in computing the ratio of earnings to fixed charges consist of pre-tax earnings and fixed charges. Fixed charges are defined as interest expense related to debt, amortization expense related to deferred financing costs, and a portion of rental charges.

This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the Consolidated Financial Statements and related Notes.

Company Information

Common Stock Information

TRADING PRICE RANGE AND DIVIDENDS

(Per share)	Quarter Ended March 31, 2003	Quarter Ended March 31, 2002	Quarter Ended June 30, 2003	Quarter Ended June 30, 2002	Quarter Ended September 30, 2003	Quarter Ended September 30, 2002	Quarter Ended December 31, 2003	Quarter Ended December 31, 2002
High	**$ 22.65**	$ 31.85	**$ 27.00**	$ 36.21	**$ 31.62**	$ 30.25	**$ 32.48**	$ 24.72
Low	**18.74**	26.13	**21.45**	27.50	**25.37**	19.11	**27.90**	16.99
Close	**22.29**	30.04	**26.31**	30.06	**28.41**	20.06	**30.68**	18.74
Dividends declared	—	—	—	—	—	—	**0.25**	0.22
Stockholders and nominees of record							**25,652**	29,254

The common stock prices are based on the reported high, low and closing sale prices reported in the composite transactions quotations of consolidated tracking for issues on the New York Stock Exchange.

Company Data

Corporate Offices
100 Throckmorton Street
Suite 1800
Fort Worth, Texas 76102
(817) 415-3700

Annual Meeting
10 a.m., May 20, 2004
RadioShack Corporation
Answers University, Suite 128
300 W. 3rd Street
Fort Worth, Texas 76102

Common Stock
Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
888-218-4374 or 781-575-3170
http://www.equiserve.com

Stock Exchange Listing
New York Stock Exchange
Common Stock
(Ticker Symbol "RSH")


RSH
LISTED
NYSE

Independent Auditors
PricewaterhouseCoopers LLP
Fort Worth, Texas

Direct Stock Purchase and Dividend Reinvestment Plan
"RadioShack Shares" direct stock purchase and dividend reinvestment plan provides a low-cost, convenient way for prospective and existing investors to purchase shares of RadioShack common stock. The plan administrator for RadioShack Shares is EquiServe Trust Company, N.A. A prospectus and information package may be obtained by calling 888-218-4374, toll free.

Investor Relations
100 Throckmorton Street
Suite 1800
Fort Worth, Texas 76102
817-415-2909

Form 10-K Available
RadioShack Corporation's 2003 Annual Report on Form 10-K may be obtained without charge by writing:
RadioShack Corporation
Shareholder Services Department
100 Throckmorton Street, Suite 1700
P. O. Box 17180
Fort Worth, Texas 76102
or by telephone: 817-415-3022

Internet Address
Major press releases, our filings with the SEC, and other information are available on RadioShack's corporate home page:
http://www.radioshackcorporation.com

RadioShack Corporation is an Equal Opportunity Employer. Printed in the U.S.A.

Effective February 16, 2004, RadioShack ceased issuing stock certificates automatically to registered shareholders. Instead of receiving a certificate, registered shareholders receive statements indicating account activity, just like a statement from a stockbroker. The benefits of electronic transactions presented in statement form include:

> **Security.** Shareholders will no longer have to deal with the risk of mailing or losing certificates.
> **Convenience.** Transferring shares will require less material to mail and no cumbersome certificates in small denominations. If shareholders wish to transfer their shares to another broker, the broker can simply initiate the transfer directly with our transfer agent, Equiserve.
> **Cost.** Shareholders will no longer need to insure valuable mailings or incur replacement costs for lost certificates.

Importantly, the certificates currently held by shareholders today are still valid and should be retained. Any shareholder wishing to receive a certificate may contact Equiserve to request one.



Board of *Directors*

LEONARD H. ROBERTS
Chairman and CEO
RadioShack Corporation
Fort Worth, Texas
Chair of Executive Committee



FRANK J. BELATTI
Chairman and CEO
AFC Enterprises, Inc.
Atlanta, Georgia
Member of Audit and Compliance Committee
Member of Management Development and Compensation Committee



RONALD E. ELMQUIST
Consultant
Dallas, Texas
Member of Corporate Governance Committee
Member of Management Development and Compensation Committee



ROBERT S. FALCONE
Executive Vice President and CFO
BearingPoint, Inc.
McLean, Virginia
Member of Audit and Compliance Committee
Member of Corporate Governance Committee



DANIEL R. FEEHAN
CEO and President
Cash America International, Inc.
Fort Worth, Texas
Member of Audit and Compliance Committee
Member of Management Development and Compensation Committee



RICHARD J. HERNANDEZ
President
McKesson Corporate Solutions
Alpharetta, Georgia
Member of Corporate Governance Committee
Member of Management Development and Compensation Committee



LAWRENCE V. JACKSON
President and Chief Operating Officer
Dollar General Corporation
Goodlettsville, Tennessee
Member of Management Development and Compensation Committee



ROBERT J. KAMERSCHEN
Retired Chairman and CEO
ADVO, Inc.
Consultant and Private Investor
New Canaan, Connecticut
Chair of Management Development and Compensation Committee
Member of Executive Committee



H. EUGENE LOCKHART
Venture Partner
Oak Investment Partners
Westport, Connecticut
Member of Audit and Compliance Committee
Member of Corporate Governance Committee



JACK L. MESSMAN
Chairman, President and CEO
Novell, Inc.
Waltham, Massachusetts
Member of Corporate Governance Committee
Member of Management Development and Compensation Committee



WILLIAM G. MORTON, JR.
Securities Director and Advisor
Non-Profit Director and Trustee
Boston, Massachusetts
Member of Audit and Compliance Committee
Member of Corporate Governance Committee



THOMAS G. PLASKETT
Chairman
Fox Run Capital Associates
Irving, Texas
Presiding Director
Chair of Corporate Governance Committee
Member of Executive Committee



EDWINA D. WOODBURY
President and CEO
The Chapel Hill Press, Inc.
Chapel Hill, North Carolina
Chair of Audit and Compliance Committee
Member of Executive Committee

RadioShack Corporation